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TABLE OF CONTENTS



III Cascade Plaza
Akron, Ohio 44308

March 3, 2004

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders to be held on Wednesday, April 21, 2004, at 10:00 A.M. at the John S. Knight Convention Center, 77 E. Mill Street, Akron, Ohio 44308.

The election of directors will take place at the Annual Meeting. This year we will elect five Class I Directors whose terms will expire at the Annual Meeting in 2007. All of the nominees are currently serving as directors. We are also asking you to approve an amendment to the FirstMerit Corporation 2002 Stock Plan.

Enclosed with this letter is a Notice of Annual Meeting together with a Proxy Statement which contains information with respect to the nominees for director, as well as the other directors who will continue in office.

It is important that your shares be voted, and we hope that you will be able to attend the Annual Meeting. We urge you to execute and return the enclosed form of proxy as soon as possible, whether or not you expect to attend the Annual Meeting in person.

Sincerely,

John R. Cochran
Chairman and Chief Executive Officer

FirstMerit Corporation
III CASCADE PLAZA
AKRON, OHIO 44308

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Wednesday, April 21, 2004

The Annual Meeting of Shareholders of FirstMerit Corporation, an Ohio corporation ("FirstMerit"), will be held at the John S. Knight Convention Center, 77 E. Mill Street, Akron, Ohio, on Wednesday, April 21, 2004, at 10:00 A.M. (local time), for the following purposes:

1. To elect five Class I Directors;

2. To consider and vote upon an amendment to the FirstMerit Corporation 2002 Stock Plan; and

3. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 23, 2004, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, please fill in, date, sign and return the enclosed Proxy Card.

By Order of the Board of Directors,

Terry E. Patton

Terry E. Patton
Secretary

Akron, Ohio
March 3, 2004

THE 2003 ANNUAL REPORT AND FORM 10-K ACCOMPANY THIS NOTICE

FirstMerit Corporation

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FirstMerit Corporation, an Ohio corporation ("FirstMerit" or "Company"), of the accompanying proxy to be voted at the Annual Meeting of Shareholders to be held on Wednesday, April 21, 2004, at 10:00 A.M. (local time), and at any adjournment thereof. Shares represented by duly executed proxies in the accompanying form received by the Board of Directors prior to the meeting will be voted at the meeting. A shareholder who signs and returns a proxy in the accompanying form may revoke it prior to or at the meeting by giving notice to the Secretary. FirstMerit® is a registered trademark of the Company.

The close of business on February 23, 2004, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date FirstMerit had outstanding approximately 84,757,740 shares of common stock, no par value per share ("Common Stock"), each of which is entitled to one vote.

The mailing address of the principal executive offices of FirstMerit is III Cascade Plaza, Akron, Ohio 44308; telephone number (330) 996-6300. This Proxy Statement, together with the related Proxy Card, FirstMerit's 2003 Annual Report and FirstMerit's 2003 Annual Report on Form 10-K, are being mailed to the shareholders of FirstMerit on or about March 3, 2004.

Vote Required

A majority of the votes eligible to be cast at the Annual Meeting must be present in person or by proxy to establish a quorum at the Annual Meeting. Abstentions and shares held by a nominee for a beneficial owner and which are represented in person or by proxy at the Annual Meeting but not voted with respect to one or more proposals ("Non-votes") will be counted as present for purposes of establishing a quorum.

Under Ohio law, FirstMerit's Amended and Restated Articles of Incorporation, and its Amended and Restated Code of Regulations ("Regulations"), the nominees for election as directors who receive the greatest number of votes cast will be elected directors. Each shareholder will be entitled to cast one vote for each share owned. Shares as to which the authority to vote is withheld are not counted toward the election of directors. Shareholders may not cumulate votes in the election of directors.

The affirmative vote of the holders of at least a majority of the votes cast on the matter is necessary to approve the amendments to the FirstMerit Corporation 2002 Stock Plan (the "2002 Stock Plan"). The effect of an abstention is the same as an "against" vote, while a Non-vote will have no effect.

If the enclosed Proxy is signed and dated by the shareholder, but no vote is specified thereon, the shares held by such shareholder will be voted for the re-election of the five nominees.

PROPOSAL ONE: ELECTION OF DIRECTORS

Nominees

Five Class I directors have been recommended by the Corporate Governance and Nominating Committee to the Board of Directors, and the Board of Directors has nominated such persons. These nominees will stand for election at this Annual Meeting of Shareholders.

In 2002 the shareholders, pursuant to Article III, Section 2 of the Regulations, fixed the total number of directors at 15, with each class having five board members. Currently, only Class I has five directors serving.

Proxies cannot be voted for a greater number of persons than the number of nominees named in the Proxy Statement and, as a matter of corporate policy, the Board believes it is important to maintain one or more vacancies in any of the three classes of directors. At this time there are three vacancies, one in Class II and two in Class III. Pursuant to Article III, Section 3, of the Regulations, a majority of the Board may appoint individuals to fill the vacancies. That ability might be important in connection with a future acquisition or if the Board finds a highly qualified candidate who the Board believes should be appointed prior to the next annual meeting of shareholders. Any person so appointed would serve until the current term of that class of directors has expired, which could exceed one year.

Set forth below for each nominee for election as a director and for each director whose term will continue after the Annual Meeting of Shareholders is a brief statement, including age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director.

The Corporate Governance and Nominating Committee has reviewed and recommended these nominations, which have been approved by the Board. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Corporate Governance and Nominating Committee and approved by the Board. The Corporate Governance and Nominating Committee has no reason to believe that any nominee named will be unable to serve if elected.

2

NOMINEES FOR ELECTION AS CLASS I DIRECTORS
(Term Expiring in 2007)

Name	Age	Principal Occupation for Past Five Years and Other Information	Director Since
John R. Cochran	61	Chairman and Chief Executive Officer of FirstMerit, Chairman and Chief Executive Officer of FirstMerit Bank, N.A.; member of the Board of Directors of the Federal Reserve Bank of Cleveland	1995
Richard Colella	68	Attorney, Colella & Kolczun, P.L.L., Lorain, Ohio	1998
Philip A. Lloyd, II	57	Attorney, Vorys, Sater, Seymour and Pease LLP, Akron, Ohio	1988
Roger T. Read	62	Retired since 1995; formerly Chairman, Chief Executive Officer and President, Harwick Chemical Corporation, Akron, Ohio, a manufacturer and wholesaler of chemicals and allied products	1992
Richard N. Seaman	58	President and Chief Executive Officer, Seaman Corporation, a manufacturer of vinyl coated industrial fabrics	1998

CLASS II DIRECTORS CONTINUING IN OFFICE
(Term Expiring in 2005)

Name	Age	Principal Occupation for Past Five Years and Other Information	Director Since
Karen S. Belden	61	Realtor, The Prudential-DeHoff Realtors, Canton, Ohio	1996
R. Cary Blair	64	Retired since August 2003; formerly Chairman and Chief Executive Officer of Westfield Group, Westfield Center, Ohio, a group of financial services companies; Director, The Davey Tree Expert Company, Kent, Ohio, a publicly held horticultural company	1996
Robert W. Briggs	62	Chairman of the Board (President prior to February 2000) of the law firm of Buckingham, Doolittle & Burroughs, LLP, Akron, Ohio	1996
Clifford J. Isroff	67	Retired since January 2001; formerly Chairman and Secretary, I Corp., Akron, Ohio, a manufacturing holding company	1981

CLASS III DIRECTORS CONTINUING IN OFFICE
(Term Expiring in 2006)[1]

Name	Age	Principal Occupation for Past Five Years and Other Information	Director Since
John C. Blickle	53	President of Heidman, Inc., dba McDonald's Restaurants, Akron, Ohio, quick service restaurants	1990
Terry L. Haines	57	President, Chief Executive Officer and Director, A. Schulman, Inc., Akron, Ohio, a publicly held manufacturer and wholesaler of plastic materials	1991
Jerry M. Wolf	58	Chairman and Chief Executive Officer of Midwest Acoust-A-Fiber, Inc.	1998

[1] Mr. Robert G. Merzweiler, President and Chief Executive Officer of Landmark Plastic Corporation, resigned from the Board of Directors prior to the end of 2003 due to other time commitments.

There are (and during the past five years there have been) no legal proceedings material to an evaluation of the ability of any director or executive officer of FirstMerit to act in such capacity or concerning such person's integrity, and there are no material proceedings in which any director, officer or affiliate of the Company, or holder of more than 5% of any class of the Company's securities, or associate of any of the foregoing, is a party adverse to FirstMerit or any subsidiary of FirstMerit.

There were eight regularly scheduled and special meetings of the Board of Directors in 2003. All the incumbent directors attended more than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of committees on which each served.

Committees of the Board of Directors

The Board of Directors of FirstMerit has several committees and has appointed members to such committees since the 2003 Annual Meeting of Shareholders. Also, at the regularly scheduled meeting of the Board of Directors in February 2003, the Board approved revisions to its committee structure in response to the corporate governance reforms mandated by the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), or proposed or promulgated by the National Association of Securities Dealers, Inc., through its subsidiary, The Nasdaq Stock Market, Inc. ("Nasdaq"). The Company reconstituted certain Board committees, adopted a Code of Business Conduct and Ethics, addressing conflicts of interest and certain compliance mechanisms and disclosures, and adopted Corporate Governance Guidelines, addressing functions of the Board and its committees. The following discussion describes the activities of the committees commencing in February 2003. During 2003, all of the directors of FirstMerit were considered "independent" under Nasdaq's corporate governance rules with the exception of Philip A. Lloyd II.

The Credit Committee consists of Philip A. Lloyd, II, Chairman, Karen S. Belden, John C. Blickle, Robert W. Briggs and Richard Colella. It met five times in 2003 to monitor the lending activities of FirstMerit's subsidiaries and to help assure such activities were conducted in a manner consistent with FirstMerit's credit policy.

The Compensation Committee was appointed to establish policies for and levels of reasonable compensation for directors, officers and employees of FirstMerit and its subsidiaries, and to administer (among other plans) FirstMerit's stock option plans, the FirstMerit Corporation Executive Incentive Plan (the "Compensation Program") and the Executive Life Insurance Program ("Insurance Plan"). In addition, the Committee was involved in administering the Employee Stock Purchase Plan ("ESPP"), the Pension Plan for Employees of FirstMerit Corporation and its subsidiaries ("Pension Plan"), the Executive Supplemental Retirement Plan ("SERP") and the FirstMerit Corporation and Subsidiaries Employees' Salary Savings Retirement Plan ("401(k) Plan"). A copy of the Compensation Committee Charter is available on the Company's website at *www.firstmerit.com*. The committee met seven times in 2003. The members of the Compensation Committee are R. Cary Blair, Terry L. Haines, Clifford J. Isroff, Roger T. Read and Richard N. Seaman. Mr. Read is serving as chair. All of such members are considered "independent" for purposes of the Nasdaq listing standards.

The Executive Committee evaluates and responds to management's recommendations concerning planning, management, and acquisitions. The Executive Committee is authorized to act for the Board of Directors when the Board is not in session, except in certain limited circumstances. The members of the Executive Committee are Clifford J. Isroff, Chairman, R. Cary Blair, John C. Blickle, John R. Cochran, Philip A. Lloyd, II, and Roger T. Read. It met 12 times in 2003.

The Audit Committee members are Karen S. Belden, John C. Blickle, Richard N. Seaman, Jerry M. Wolf and R. Cary Blair, who was appointed in January 2004. Mr. Blickle is serving as chair. The Board of Directors has determined that it has at least one "audit committee financial expert" serving on its Audit Committee. The chair of the Audit Committee, John C. Blickle, has the attributes listed in the definition of "audit committee financial expert" set forth in the Instruction to Regulation S-K, Item 401(h)(1) and the requirements of Nasdaq, and he acquired those attributes through education and experience as a certified public accountant. All of the Audit Committee members are considered "independent" for purposes of the Nasdaq listing standards. A copy of the Audit Committee Charter is included as Appendix A to this Proxy Statement. The Audit Committee met four times in 2003.

The Corporate Governance and Nominating Committee's purpose is to (1) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees; (2) develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; and (3) lead the Board of Directors in its annual review of the Board's performance. The committee consists of John C. Blickle, Clifford J. Isroff, and Roger T. Read. Mr. Isroff is serving as chair. All of such members are "independent," as independence is defined by Nasdaq for nominating committee purposes. Acting on the recommendation of the committee, the Board of Directors adopted Corporate Governance Guidelines. A copy of the Corporate Governance and Nominating Committee Charter and a copy of the Corporate Governance Guidelines are available on the Company's website at *www.firstmerit.com*. The Corporate Governance and Nominating Committee met seven times in 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires FirstMerit's directors, officers and persons who own more than ten percent of its Common Stock ("Section 16 Filers") to file reports of ownership and transactions in the Common Stock with the Securities and Exchange Commission (the "Commission"), and to furnish FirstMerit with copies of all such forms filed. FirstMerit understands from the information provided to it by Section 16 Filers that for 2003 all reports were duly and timely filed by the Section 16 Filers.

Beneficial Ownership and Stock Ownership Guidelines

The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company by each director, each director nominee, each of the five most highly compensated executive officers of the Company, and all directors and executive officers of the Company as a group, as of February 2, 2004.

Name	Number of Shares[1]			
	Sole	Shared	Options	Percent of Class
Karen S. Belden	33,193	167,600	25,800	.27%
R. Cary Blair	—	7,950	25,800	.04
John C. Blickle	63,406	6,952	5,000	.09
Robert W. Briggs	13,499	4,509	25,800	.05
John R. Cochran	372,199	27,420	839,833	1.45
Richard Colella	13,467	800	22,200	.04
Terry L. Haines	18,453	5,761	28,200	.06
Clifford J. Isroff	—	10,400	28,200	.05
Philip A. Lloyd II	47,354	918,627	28,200	1.17
Roger T. Read	30,288	126,824	24,600	.21
Richard N. Seaman	7,441	400	22,200	.04
Jerry M. Wolf	13,140	150	19,800	.04
Terrence E. Bichsel	6,791	—	104,900	.13
Robert P. Brecht	32,617	280	114,705	.17
George P. Paidas	57,894	337	189,699	.29
Bruce M. Kephart	30,512	—	167,025	.02
All directors and executive officers as a group (22 persons)	877,669	1,344,797	2,183,235	5.07

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(1) The amounts shown represent the total outstanding shares beneficially owned by such individuals and the shares that are issuable upon the exercise of stock options exercisable within the next 60 days. The reported beneficial ownership includes the following numbers of shares, as to which the director disclaims beneficial ownership: Mrs. Belden, 167,600 held by a family member; Mr. Briggs, 4,061 held by a family member; and Mr. Lloyd, 251,032 held by his spouse directly and 667,595 with respect to which Mr. Lloyd's spouse shares voting control through a limited liability company.

Executive Compensation and Other Information

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation paid or accrued by FirstMerit and its subsidiaries to or on behalf of its executive officers. The table shows the compensation of the Chief Executive Officer and each of the four other most highly compensated executive officers of FirstMerit determined as of the end of the last fiscal year (collectively, the "Named Executive Officers"), for the fiscal years ended December 31, 2003, 2002 and 2001.

6

Summary Compensation

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation Awards | | All Other Compensation |
		Salary[1]	Bonus[2]	Other Annual Compensation[3]	Restricted Stock Awards[4]	Securities Underlying Options/SARs[5]	
John Cochran	2003	$661,250	$ –0–	–0–		150,000	$40,542 [6]
Chairman and Chief	2002	632,500	274,500	–0–	$ –0–	240,866 [9]	39,792 [7]
Executive Officer	2001	603,250	–0–	–0–	–0–	187,300	39,417 [8]
Terrence E. Bichsel	2003	251,250	–0–	–0–	–0–	36,300	24,361 [6]
Executive Vice	2002	243,650	114,278	–0–	–0–	36,000	23,611 [7]
President	2001	233,700	–0–	–0–	—0–	44,800	23,236 [8]
Robert P. Brecht	2003	262,886	–0–	–0–	–0–	36,300	25,961 [6]
Executive Vice	2002	222,075	112,526	–0–	–0–	20,000	25,211 [7]
President	2001	207,075	–0–	–0–	–0–	47,267 [9]	24,836 [8]
Bruce Kephart	2003	233,750	–0–	–0–	–0–	33,000	21,586 [6]
Executive Vice	2002	207,431	103,727	–0–	–0–	40,000	20,836 [7]
President	2001	190,531	–0–	–0–	–0–	70,938 [9]	20,461 [8]
George P. Paidas	2003	248,375	–0–	–0–	–0–	33,000	28,600 [6]
Executive Vice	2002	227,500	111,980	–0–	–0–	40,000	31,350 [7]
President	2001	203,125	–0–	–0–	–0–	86,360 [9]	30,528 [8]

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(1) Includes the deferred portion of salary under the 401(k) Plan.

(2) The bonus includes the amounts earned pursuant to the Compensation Program. For 2002, the bonus amounts reported may include amounts which were deferred to subsequent periods pursuant to FirstMerit's Executive Deferred Compensation Plan.

(3) Perquisites provided to each of the Named Executive Officers in 2003 did not exceed the lesser of $50,000 or 10% of total annual salary for any Named Executive Officer and are not included in these totals.

(4) Other than Mr. Cochran, none of the Named Executive Officers holds restricted stock. No long-term incentive plan payouts were made in 2003.

On March 1, 1995, Mr. Cochran received 25,000 shares of restricted Common Stock pursuant to the FirstMerit Corporation 1995 Restricted Stock Plan and on April 9, 1997, he received 25,200 shares of restricted Common Stock pursuant to the FirstMerit Corporation 1997 Stock Plan.

The fair market value of such shares equaled $1,360,922, based upon a closing market price of $27.11 per share on December 31, 2003. The restrictions on the 1995 shares lapse equally over a three-year period which began in March 2001, and restrictions on the 1997 shares lapse equally over a three-year period beginning in April 2005, but all may vest at an earlier time due to death, disability, a "Change in Control," "Termination Without Cause" or "Termination for Good Reason." The dividends on such shares are currently paid to Mr. Cochran.

(5) The terms of the stock options granted in 2003 to the Named Executive Officers are described in detail in the footnotes to the table "Options/ SAR Grants in Last Fiscal Year."

(6) "All Other Compensation" for 2003 includes the following: (i) contributions to FirstMerit's 401(k) Plan to match the 2002 pre-tax elective deferral contributions made by each individual to the 401(k) Plan in the amount of $9,000 each; and (ii) amounts paid or accrued by FirstMerit for life and accidental death insurance under FirstMerit's Insurance Program (together with amounts paid as a tax "gross-up" on such amounts): Mr. Cochran, $31,542, Mr. Bichsel, $15,361, Mr. Brecht, $16,961, Mr. Kephart, $12,586, and Mr. Paidas, $19,600. None of the Named Executive Officers received fees as a director or committee member.

(7) "All Other Compensation" for 2002 includes the following: (i) contributions to FirstMerit's 401(k) Plan to match the 2002 pre-tax elective deferral contributions made by each individual to the 401(k) Plan in the amount of $8,250 each; and (ii) amounts paid or accrued by FirstMerit for life and accidental death insurance under FirstMerit's Insurance Program (together with amounts paid as a tax "gross-up" on such amounts): Mr. Cochran, $31,542, Mr. Bichsel, $15,361,

(Footnotes continued on next page)

Mr. Brecht, $16,961, Mr. Kephart, $12,586, and Mr. Paidas, $23,100. None of the Named Executive Officers received fees as a director or committee member.

(8) "All Other Compensation" for 2001 includes the following: (i) contributions to FirstMerit's 401(k) Plan to match the 2001 pre-tax elective deferral contributions made by each to the 401(k) Plan: Mr. Cochran, $7,875, Mr. Bichsel, $7,875, Mr. Brecht, $7,875; Mr. Kephart, $7,875, and Mr. Paidas, $7,428, (ii) amounts paid or accrued by FirstMerit for life and accidental death insurance under FirstMerit's Insurance Program (together with amounts paid as a tax "gross-up" on such amounts): Mr. Cochran, $31,542, Mr. Bichsel, $15,361, Mr. Brecht, $19,961, Mr. Kephart, $12,586, and Mr. Paidas, $23,100. None of the Named Executive Officers received fees as a director or committee member.

(9) Includes the following amounts relating to reload grants from prior years: Mr. Cochran, 60,866, Mr. Brecht, 4,367, Mr. Kephart, 1,638, and Mr. Paidas, 17,060.

Stock Options

The following table contains information concerning the grant of stock options during fiscal 2003 under the 2002 Stock Plan to the Named Executive Officers.

Options/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Total Options/SARs Granted[1]	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
John R. Cochran	150,000[2]	20.93%	$19.12	4/16/13	$1,803,699	$4,570,853
Terrence E. Bichsel	36,300[2]	5.06%	$19.96	2/20/13	$ 455,664	$1,154,742
Robert P. Brecht	36,300[2]	5.06%	$19.96	2/20/13	$ 455,664	$1,154,742
Bruce M. Kephart	33,000[2]	4.60%	$19.96	2/20/13	$ 414,240	$1,049,766
George P. Paidas	33,000[2]	4.60%	$19.96	2/20/13	$ 414,240	$1,049,766

(1) The 2002 Stock Plan generally provides for granting of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs") (collectively "Stock Options") and shares of restricted stock. The option price per share of ISOs must be equal to the fair market value of a share of Common Stock on the date granted. The option price of NQSOs must be equal to the fair market value per share on the date granted under the 2002 Stock Plan. The purchase price of any Stock Option must be paid upon exercise in (i) immediately available funds, (ii) shares of Common Stock, or (iii) a combination of (i) and (ii). If granted by the Committee, a one-time reload option of NQSOs may be granted equal to the number of whole shares used by the participant to exercise an option. Shares of stock acquired upon the exercise of the reload option are restricted from sale or transfer for two years. If so provided by the Committee, an option may be transferred to an option holder's immediate family. In the event of a "Change in Control," unless the Committee otherwise determines, any unvested Stock Options will immediately vest. "Change in Control" basically is defined as (a) a change in a majority of the board (unless the new board members were approved in advance by a 2/3rds vote of the current board), or (b) where a shareholder vote is required to approve a transaction: (i) the current FirstMerit shareholders will no longer hold 50% of the Common Stock after the transaction, (ii) a group owns 25% or more of the outstanding Common Stock, and (iii) there has been a change in a majority of the current board.

(2) The options provided by this grant vest ratably over a three-year period from the date of grant.

The following table contains information concerning the exercise of Stock Options under the FirstMerit Corporation 1992 Stock Plan, the FirstMerit Corporation 1997 Stock Plan, the FirstMerit Corporation 1999 Stock Plan and the 2002 Stock Plan, and information on unexercised Stock Options held as of the end of the 2003 fiscal year, by the Named Executive Officers:

Aggregated Option/ SAR Exercises in Last Fiscal Year
And Fiscal Year-end Option/ SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year-End Exercisable/Unexercisable[1]	Value of Unexercised In-the-Money Options/SARs At Fiscal Year-End Exercisable/Unexercisable[2]
John R. Cohran	–0–	–0–	839,833/430,000	$5,006,167/$1,706,500
Terrence E. Bichsel	–0–	–0–	80,800/72,300	$ 89,772/$277,761
Robert P. Brecht	–0–	–0–	95,838/61,633	$ 187,897/$273,518
Bruce M. Kephart	15,000	$85,470	142,672/84,916	$ 141,644/$263,896
George Paidas	–0–	–0–	165,366/83,366	$ 241,635/$263,896

[1] Share information relating to options granted prior to September 1997 has been restated to give effect to the 2-for-1 stock split effective in that month.

[2] Based upon the closing price of $27.11 reported on the Nasdaq National Market for the Common Stock of FirstMerit on December 31, 2003.

The Board adopted stock ownership guidelines for its officers in February 1996. The guidelines state that, within five years after adoption, each officer of FirstMerit should own Common Stock having a market value equal to at least the following multiple of such officer's base salary: Chief Executive Officer and President, five times; Executive Vice President, three times; and Senior Vice President, two times.

Pension Plans

Under the Pension Plan for Employees of FirstMerit Corporation and Affiliates (the "Pension Plan"), a tax-qualified defined benefit pension plan, pension benefits may be paid to executive officers in the future. Executive officers participate in the Pension Plan on the same basis as other employees.

Pension benefits at normal retirement age 65 are based on the average base salary and commissions (exclusive of bonuses and overtime, if either exists, and not exceeding $200,000 in 2003) of each participant for the highest four consecutive years during the last ten years of employment. The benefits payable equal the sum of 1.35 percent of such average base salary multiplied by the number of years of credited service, up to 40 years, plus .55 percent of such average base salary in excess of "covered compensation," multiplied by the number of years of credited service not exceeding 35 years. "Covered compensation" for this purpose means the average (without indexing) of the Social Security taxable wage base in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the participant attains (or will attain) Social Security retirement age.

Contributions to the Pension Plan are actuarially determined and cannot be appropriately allocated to individual participants. As of December 31, 2003, the Named Executive Officers had the following numbers of

9

years of service credited to them: Mr. Cochran had nine years, Mr. Bichsel, four years, Mr. Brecht, 18 years, Mr. Kephart, eight years, and Mr. Paidas, 24 years.

The following table sets forth estimated annual retirement benefits (assuming the payments are made on a straight-life annuity basis) at age 65 payable to persons in the specified remuneration and years of service classification under the FirstMerit Pension Plan.

Pension Plan Table

Average Base Salary Used for Plan Benefits	Estimated Annual Benefits Upon Retirement on December 31, 2003 with Years of Service Indicated					
	15 years	20 Years	25 Years	30 Years	35 Years	40 Years
$150,000	39,120	52,160	65,200	78,240	91,280	101,405
$200,000	53,370	71,160	88,950	106,740	124,530	138,030
$250,000	67,620	90,160	112,700	135,240	157,780	174,655
$300,000	81,870	109,160	136,450	163,740	191,030	211,280
$350,000	96,120	128,160	160,200	192,240	224,280	247,905
$400,000	110,370	147,160	183,950	220,740	257,530	284,530
$450,000	124,620	166,160	207,700	249,240	290,780	321,155
$500,000	138,870	185,160	231,450	277,740	324,030	357,780
$550,000	153,120	204,160	255,200	306,240	357,280	394,405
$600,000	167,370	223,160	278,950	334,740	390,530	431,030
$650,000	181,620	242,160	302,700	363,240	423,780	467,655
$700,000	195,870	261,160	326,450	391,740	457,030	504,280
$750,000	210,120	280,160	350,200	420,240	490,280	540,905
$800,000	224,370	299,160	373,950	448,740	524,530	577,530
$850,000	238,620	318,160	397,700	477,240	556,780	614,155
$900,000	252,870	337,160	421,450	505,740	590,030	650,780

The foregoing figures are provided without regard to limitations on annual pension benefits that may be paid from a tax-qualified pension plan and trust under the Internal Revenue Code ("Code"). No deductions will be made for Social Security or other payments received.

FirstMerit has adopted a SERP for its employees, in which currently only executive officers participate. Under the SERP, persons entitled to receive benefits under the Pension Plan are eligible to receive the excess amounts they would have been entitled to under the Pension Plan but for limitations on maximum benefits imposed by the Code on tax-qualified pension plans. The SERP provides total executive retirement income based upon a formula of 65% of the final two-year average of the executive's earnings plus 1.5% of the final two-year average earnings for each year of service up to ten years. This retirement income "target" is then reduced by the benefits provided by other retirement and supplemental plans, Social Security, and the benefits from previous employers' retirement plans to produce a net benefit under the SERP. In addition, benefits are further reduced by three percent for each year where the retirement age is less than 65 years. The SERP benefit is payable for 15 years.

Compensation Committee Interlocks and Insider Participation

The Board of Directors of FirstMerit has a Compensation Committee whose members are Messrs. Blair, Haines, Isroff, Read and Seaman. None of such persons was during the last completed fiscal year an officer or employee of FirstMerit or any of its subsidiaries or formerly an officer of FirstMerit or any of its subsidiaries. None of such directors had any business or financial relationships with FirstMerit requiring disclosure in this proxy statement.

Employment Contracts and Termination of Employment Arrangements

This section discusses the employment contracts and termination agreements for the Chief Executive Officer and the other Named Executive Officers.

Effective December 1, 2003, the Company entered into an Amendment to the Amended and Restated Employment Agreement with John R. Cochran which provides that he serve as the Chairman and Chief Executive Officer of the Company, sets his annual base salary at $665,000 (subject to annual review), and also provides for the terms of payment of salary and benefits in the event of his death or disability, termination or a Change in Control. Pursuant to the agreement, Mr. Cochran will receive bonuses in accordance with the Company's Compensation Program. His threshold award under such program was set at 24% of his base salary.

Mr. Cochran also was provided the right to participate in various retirement plans, as well as certain additional benefits provided to executive officers (including those provided to all employees generally), as detailed in the "Summary Compensation" and "Option/ SAR Grants in Last Fiscal Year" tables above. The agreement contains a covenant not to compete for a minimum two-year period immediately following termination or expiration of the agreement that is conditioned upon FirstMerit's payment of certain obligations. These obligations consist essentially of the payment of Mr. Cochran's base salary, bonus and other benefits until the earlier of the second anniversary of the termination date or the last day of the month of Mr. Cochran's sixty-fifth birthday. In the event that Mr. Cochran's employment is terminated at his election or for "Cause," the covenant not to compete remains in force, notwithstanding that FirstMerit may elect not to make the payments described in the preceding sentence.

The Board of Directors also agreed to nominate Mr. Cochran to the Board of Directors. Additionally, if Mr. Cochran's employment is terminated by FirstMerit without Cause or by Mr. Cochran with "Good Reason" during the term of the agreement, his base salary and benefits continue for one year. The agreement terminates on February 28, 2008, unless terminated at an earlier time pursuant to its terms.

The employment agreement also provides that if there is a "Change in Control" of FirstMerit, and within three years Mr. Cochran is terminated without Cause or resigns with Good Reason, or within one year resigns without Good Reason, he will be entitled to an amount payable in one lump sum in addition to amounts owed for the remaining term of any then applicable noncompetition agreement. This amount will be equal to (i) the lesser of (a) Mr. Cochran's annual base salary in effect at the time of termination or immediately prior to the change in control (whichever is higher) or (b) one-twelfth of such annual base salary, multiplied by the number of months between the termination and Mr. Cochran's sixty-fifth birthday (including both the months of termination and of Mr. Cochran's birthday), plus (ii) an amount equal to the target level of incentive compensation during the year of the date of termination. Such amount will not be paid, however, if the termination is (i) due to death, retirement or disability or (ii) by FirstMerit (or its successor) for Cause.

In addition, Mr. Cochran is to receive a lump-sum payment after termination equal to (i) the lesser of (a) the annual cost of all accident, disability, and life insurance in effect at the time of termination or immediately prior to the change in control (whichever is higher) or (b) one twelfth of such amount, multiplied by the number of months between the termination and Mr. Cochran's sixty-fifth birthday (including both the months of termination and of Mr. Cochran's birthday). Mr. Cochran also will receive continued health care coverage and continued payment by the Company of premiums on the Executive Life Insurance Policy (plus 40% of such premiums as a tax "gross-up").

Also, in the event of a change in control, Mr. Cochran's stock options and similar rights in which he participates would be subject to immediate vesting. Based upon the closing price of FirstMerit Common Stock on December 31, 2003 of $27.11, and had a change in control occurred on that date, the Company believes Mr. Cochran would have been entitled to a cash payment of approximately $3,662,901. In addition, Mr. Cochran would have received $1,656,923 as reimbursement for the tax imposed under Section 4999 the Code, or any similar tax. FirstMerit also must pay for one year (up to $35,000) of reasonable outplacement expenses incurred by Mr. Cochran in seeking comparable employment through a placement firm.

To promote stability among the other executive officers, the Board of Directors of FirstMerit authorized FirstMerit to enter into agreements with other key officers regarding their termination due to a change in control, or due to a displacement. Displacement means the termination of the employee's employment with the Company as a consequence of a merger, acquisition or like transaction, either before or after the closing of the transaction, and where no change in control of the Company has occurred. An employee cannot receive benefits under both the change in control and displacement agreements. The benefits under the displacement agreements are substantially similar to those provided under the change in control agreements. All of the other Named Executive Officers have agreements which have change in control and displacement provisions.

The change in control agreements each provide that if there is a change in control of FirstMerit, and the Named Executive Officer is subsequently terminated during the term of his agreement, he will be entitled to an amount payable in one lump sum. This amount will be equal to (i) the lesser of (a) the Named Executive Officer's base salary at the time of termination or immediately prior to the change in control (whichever is greater) multiplied by two, or (b) one twelfth of such annual base salary multiplied by the number of months between the termination and the Named Executive Officer's sixty-fifth birthday (including both the months of termination and of the officer's birthday), plus (ii) an amount equal to the target level of incentive compensation during the year of the date of termination, multiplied by two. Such amount will not be paid, however, if the termination is (i) due to death, retirement or disability, (ii) by FirstMerit for cause, or (iii) by the Named Executive Officer other than for good reason. In addition, each Named Executive Officer is to receive benefits during the two-year period after termination which must include medical and life insurance benefits identical to those in effect just before the change in control.

Upon a change in control, each Named Executive Officer also will be entitled to immediate vesting of all stock options and similar rights in which he participates. Based upon the closing price of FirstMerit Common Stock effective for December 31, 2003 of $27.11, the Company believes that, had a change in control occurred on that date, the following Named Executive Officers would have been entitled to the following payments: Mr. Bichsel, $879,423, Mr. Brecht, $1,028,680, Mr. Kephart, $802,639, and Mr. Paidas, $1,019,276. The foregoing totals are limited to the amounts permitted under Section 4999 of the Code without being considered "parachute payments." FirstMerit must also pay for one year (up to $25,000) of reasonable outplacement expenses incurred by the officer in seeking comparable employment through a placement firm.

12

FirstMerit Compensation Committee Report on Executive Compensation

Philosophy and Composition of Committee

FirstMerit's executive compensation program, administered by the Compensation Committee of the Board of Directors, is designed to enable FirstMerit to attract, motivate and retain top quality executive officers by providing a fully competitive and comprehensive compensation package. It provides for base salaries that reflect individual performance as well as annual variable incentive awards payable in cash for the achievement of financial performance goals established historically by the Compensation Committee and approved by the independent directors. In addition, long-term, stock-based incentive awards are granted to strengthen the mutuality of interest between the executive officers and FirstMerit's shareholders and to motivate and reward the achievement of important long-term performance objectives of FirstMerit.

Establishment of Executive Compensation Program and Procedures

In 2003, the Compensation Committee utilized the services of Gough Management Co. ("Gough") and Hewitt Associates ("Hewitt"), compensation companies, to make recommendations regarding FirstMerit's executive compensation program. The recommendations of Gough and Hewitt were reviewed by the Committee.

For each executive officer, the Committee is responsible for the establishment of base salary, as well as award level for the annual incentive compensation program, both subject to approval by the independent directors. The Committee is also responsible for the award level and administration of the stock option programs for executive officers, as well as recommendations regarding other executive benefits and plans, subject to the same approval process. In reviewing the individual performance of the Named Executive Officers whose compensation is detailed in this Proxy Statement, the Committee takes into account the views of the Chief Executive Officer of FirstMerit. In evaluating the Chief Executive Officer's performance for 2003, the Committee reviewed reports submitted by each director and reported on that evaluation directly to the independent members of the Executive Committee, and then to all independent directors.

As an overall evaluation tool in determining levels of compensation for the FirstMerit executive officers, as well as for the Chief Executive Officer, the Committee reviews the compensation policies of other public companies, as well as published financial industry salary surveys. Although the Committee has not established a specific comparison group of bank holding companies for determination of compensation, those listed in the salary surveys that share one or more common traits with FirstMerit, such as market capitalization, asset size, geographic location, similar lines of business and financial returns on assets and equity, are given more weight. The companies listed in the various salary surveys may or may not be included in the Nasdaq Banks Index (an index included in FirstMerit's "Performance Graph" below), and as such, the Committee is unable to make any comparisons between the two.

Components of Named Executive Officer Compensation

For 2003, the executive compensation program for the Named Executive Officers consisted of four primary components: (i) a base salary; (ii) incentive compensation; (iii) executive benefits, such as life insurance and retirement benefits; and (iv) benefits that are generally available to all employees. These components are discussed in detail below.

Base Salary. Each Named Executive Officer's base salary and performance are reviewed annually. Base salary is determined primarily by evaluating the individual officer's level of responsibility for the position, comparing the position to similar positions within FirstMerit and by comparing salaries detailed in the salary surveys for executives with similar experience and responsibilities outside of FirstMerit.

Significant weight is also given to the views of the Chief Executive Officer of FirstMerit regarding how the Named Executive Officer has succeeded in his annual performance goals. These goals are established annually by the Chief Executive Officer for each Named Executive Officer, including personal and corporate goals. The nature of these goals differs depending upon each officer's job responsibilities. Goals are both qualitative in nature, such as the development and retention of key personnel, quality of products and services and management effectiveness; and quantitative in nature, such as sales and revenue goals, and cost containment.

The Named Executive Officer's base salary was then established by the Committee based upon the items listed above, as well as upon the Company's overall performance during the preceding year. The Committee did not place a specific weight value on any of the above-listed factors.

Incentive Compensation. Incentive compensation includes two programs: the award of cash bonuses through the Compensation Program and the award of stock options and restricted stock. Participants and awards under FirstMerit's incentive plans were determined by the Committee in 2003 (subject to Board approval with respect to stock awards).

Cash Incentive Compensation. FirstMerit's policy for cash incentive compensation is to reward the achievement of financial objectives established in advance by the Committee. Prior to the beginning of each year performance targets are established by the Committee. The performance targets focus upon the earnings per share of FirstMerit ("EPS"), and depending upon the duties of a Named Executive Officer, the EPS of one or more Subsidiaries. Also included as targets are individual performance goals. The Committee has the right, however, also to take into consideration other factors related to the individual performance of the Named Executive Officer in making an award to him under the Compensation Program. An incentive bonus award for a Named Executive Officer depends upon two basic factors: (i) the position held by the Named Executive Officer, which establishes a maximum bonus available based upon a percentage of the officer's base salary (24-120% of the base salary for the Chief Executive Officer; 25-85% of the base salary for the other Named Executive Officers) and (ii) the extent to which the performance targets, including the EPS target, have been met or exceeded.

All incentive bonus awards are currently paid in cash, unless deferred at the officer's election under FirstMerit's Executive Deferred Compensation Plan.

Stock Options. FirstMerit's philosophy for granting stock options is based on the principles of encouraging key employees to remain with the Company by providing them with a long-term interest in the Company's overall performance and an incentive to manage with a view toward maximizing long-term shareholder value. Stock option grants provide an incentive for the creation of shareholder value since the full benefit of the grant to each Named Executive Officer can only be realized with an appreciation in the price of FirstMerit's Common Stock.

Option grants provide the right to purchase shares of FirstMerit's Common Stock at the fair market value on the date of the grant. Stock options are granted to Named Executive Officers pursuant to the 2002 Stock Plan using guidelines which include corporate performance and individual responsibilities and performance.

In 2003, the Committee determined and awarded stock options to certain key individuals. The Named Executive Officers were granted options which vest ratably each year over a three-year period from the date of grant. The total number of options granted in 2003 for all participants in the 2002 Stock Plan was 716,698 shares of Common Stock, of which 288,600 shares, or 40.27%, were awarded to the Named Executive Officers.

Stock Ownership Guidelines. The Board adopted stock ownership guidelines for its officers in February, 1996. The guidelines state that, within five years after adoption, each officer of FirstMerit should own Common Stock having a market value equal to at least the following multiple of the officer's base salary: Chief Executive Officer and President, five times; Executive Vice President, three times; and Senior Vice President, two times. The Board annually reviews the level of ownership to monitor the progress towards attaining these guidelines.

Determination of the Chief Executive Officer's Compensation

John R. Cochran has served as the Chief Executive Officer of the Company since March 1, 1995. Mr. Cochran's compensation package is detailed in this Proxy Statement under the tables and descriptive paragraphs of this section entitled "Executive Compensation and Other Information."

Mr. Cochran's base salary for 2003 was determined by the Committee through an assessment of multiple factors, including the annual financial results of FirstMerit and his overall performance as a leader of the Company. In determining compensation, the various management and performance categories are given different weights (from 7.5% to 25.0%) and different maximum ratings (from 4 to 28 points), to yield an aggregate weighted evaluation rating. In addition to these weighted factors, the Committee also reviewed information from Gough to determine if there were any overall trends in the financial services industry regarding compensation of chief executive officers that would suggest any adjustments to the amounts to be paid to Mr. Cochran.

Based on these factors, the Committee established Mr. Cochran's 2003 annual base salary at $665,000, which was an increase from his prior $640,000 base salary. Mr. Cochran was also granted stock options to purchase 150,000 shares of Common Stock which vest ratably over the next three years. All options were granted at a per share price equal to 100% of the fair market value on the date of grant. All options granted were NQSOs and equated to 20.93% of all options granted in 2003 to participants in the 2002 Stock Plan.

Deductibility of Executive Compensation

The Committee has reviewed the qualifying compensation regulations issued by the Internal Revenue Service under Code Section 162(m), which provide that no deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration paid to the employee exceeds $1.0 million for the applicable taxable year, unless certain conditions are met. Currently, remuneration is not expected to exceed the $1.0 million base for any employee and therefore, compensation should not be affected by the qualifying compensation regulations. Under the FirstMerit Corporation Executive Deferred Compensation Plan ("Executive Deferred Plan"), which was approved by the shareholders in April 1996, amounts deferred by executives will not be subject to Code Section 162(m). The Executive Deferred Plan permits each executive officer of FirstMerit to elect to defer base salary and incentive compensation in "stock units" (which are not actual shares of FirstMerit Common Stock but are tied to the performance thereof).

The foregoing report has been respectfully furnished by the members of the Compensation Committee as of February 18, 2004, being:

Roger T. Read, Chair	R. Cary Blair
Terry L. Haines	Clifford J. Isroff
Richard N. Seaman	

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on FirstMerit's Common Stock against the cumulative return of the Nasdaq Banks Index, the Nasdaq Index and the S&P 500 Index for the period of five fiscal years commencing December 31, 1998 and ended December 31, 2003. The graph assumes that the value of the investment in FirstMerit Common Stock and each index was $100 on December 31, 1998 and that all dividends were reinvested.

[PERFORMANCE GRAPH]

	1998	1999	2000	2001	2002	2003
FMER	$100.00	$ 88.11	$107.03	$112.52	$ 93.48	$122.15
Nasdaq Banks (1)	$100.00	$ 94.20	$110.87	$124.93	$133.60	$177.73
Nasdaq	$100.00	$186.11	$113.20	$ 89.66	$ 61.65	$ 92.96
S&P 500	$100.00	$121.04	$110.02	$ 96.96	$ 75.54	$ 97.19

(1) This is a CRSP Index and includes all companies on the Nasdaq Stock Market within the SI Codes of 602 and 671. To the extent Nasdaq makes available the identity of the companies that comprise this index, the Company, in a prompt manner, will make such information available to any person requesting such.

Director Compensation

The following table describes the standard arrangements pursuant to which non-employee directors of FirstMerit have been compensated for their services. These arrangements were effective as of April 2003:

Annual Base Retainer Fee	Fee per Board Meeting	Fee per Committee Meeting
$14,000	$1,250[1]	$1,250[1]

(1) Directors are paid $625 for telephonic Board and committee meetings.

Each non-employee director was eligible to receive in 2004 an additional cash payment of between $6,000 to $14,000 if a certain performance-based criterion was met by FirstMerit during fiscal 2003. However, the criterion was not met in 2003, so no payment will be made in 2004. Likewise, the criterion was not met in 2002, so no payment was made in 2003.

Each non-employee director who serves as the chair of a Board committee receives additional cash compensation of $1,250 per meeting. Also, Clifford J. Isroff received an additional $36,000 for serving as the lead independent director in 2003. FirstMerit may pay fees to directors who are former officers of FirstMerit or the Subsidiaries but not to directors who are incumbent officers of FirstMerit or the Subsidiaries.

The FirstMerit Director Deferred Compensation Plan ("Director Deferred Plan"), which was approved by the shareholders in April 1996, permits each director of FirstMerit who is not an employee to elect to defer fees in either "stock units" (which are not actual shares of FirstMerit Common Stock, but are tied to the performance thereof), or have them credited by FirstMerit to a deferred benefit account, which is credited with interest at a rate that is two percentage points over the average of the composite yield on Moody's average Corporate Bond Yield for the month of October preceding each plan year. Six of FirstMerit's directors participated in the Director Deferred Plan during 2003.

In April 1999, the shareholders approved the FirstMerit Corporation 1999 Stock Plan (the "1999 Stock Plan"). The 1999 Stock Plan generally provides for granting NQSOs to directors who are not full-time employees of FirstMerit. Under the Plan, up to 200,000 shares of FirstMerit Common Stock may be issued, subject to adjustment in the event of certain corporate transactions as described below. Pursuant to the 1999 Stock Plan, each non-employee director was permitted to be awarded annually, on the day after the Annual Meeting of Shareholders, NQSOs to purchase 5,000 shares of Common Stock. This amount may be changed from time to time by the Board. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. The Plan provides that in the event of a change in control, FirstMerit will promptly pay to each participant an amount equal to the aggregate amount accrued on any dividend units held by the participant on the date of the change in control, although no dividend units are outstanding.

In April 2002, the shareholders approved the 2002 Stock Plan. This Plan generally provides for granting of NQSOs to directors who are not full-time employees of FirstMerit. Under the Plan, up to 300,000 shares of FirstMerit Common Stock may be issued, subject to adjustment in the event of certain corporate transactions as described below. Each non-employee director is awarded annually, on the day after the Annual Meeting of Shareholders, NQSOs to purchase a certain number of shares of Common Stock, 5,000 in 2003 and 3,000 in 2004 (as proposed). This amount may be increased from time to time by the Board, but cannot exceed 10,000 shares annually. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. The Plan provides that in the event of a change in control, FirstMerit will promptly pay to each participant an amount equal to the aggregate amount accrued on any dividend units held by the participant on the date of the change in control, although no dividend units are outstanding.

In February 1996, the Board adopted stock ownership guidelines for its directors. The guidelines state that within five years after adoption, each director of FirstMerit should own Common Stock having a market value equal to at least five times the director's base retainer.

Certain Relationships and Related Transactions

During 2003, certain current directors and executive officers of FirstMerit, and their associates, were customers of and had banking transactions with the Subsidiaries in the ordinary course of business. FirstMerit expects that these relationships and transactions will continue in the future. All loans and commitments to loans included in such transactions, including equipment leasing transactions, were made and will be made in the future on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not employed by or affiliated with FirstMerit, and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2003, FirstMerit Bank had outstanding commercial and commercial real estate loans to Landmark Plastic Corporation and its President, CEO and majority shareholder, Robert Merzweiler, a former director of FirstMerit. The largest aggregate balance outstanding on such indebtedness during the last fiscal year was $14,916,480. As of the date of Mr. Merzweiler's resignation on December 31, 2003, the aggregate balance outstanding was $12,680,031, at rates of interest ranging from 4.0% to 7.95%. The indebtedness is being repaid in accordance with its terms.

The law firm of Brouse McDowell performed legal services for FirstMerit and the Subsidiaries in 2003. Philip A. Lloyd, II, a Class I Director of FirstMerit, was a shareholder of the law firm during 2003. During 2003, Brouse McDowell was paid $1,730,775.23. The amount of Mr. Lloyd's interest in such fees cannot practicably be determined.

The law firm of Colella & Kolczun, P.L.L. received fees for the performance of legal services for one of the Subsidiaries in 2003. Richard Colella, a Class I Director of FirstMerit, is a shareholder of the law firm. During 2003, Colella & Kolczun, P.L.L. was paid $136,564. The amount of Mr. Colella's interest in such fees cannot practicably be determined.

Principal Shareholders

The following table describes the beneficial ownership of Common Stock of each person or entity known by FirstMerit to be the beneficial owner of more than five percent of the total shares issued and outstanding on or about February 2, 2004. Under rules and regulations promulgated by the Commission, a person is deemed to be the "beneficial owner" of all the shares with respect to which he has or shares voting power or investment power, regardless of whether he is entitled to receive any economic benefit from his interest in the shares. As used herein, the term "voting power" means the power to vote or to direct the voting of shares, and "investment power" means the power to dispose of or to direct the disposition of shares.

These parties have certified to the Commission that the shares were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of FirstMerit.

Name and Address of Beneficial Owner	Shares and Nature of Beneficial Ownership		
	Sole Ownership	Shared Ownership	% of Class
Cincinnati Financial Corporation P.O. Box 145496 Cincinnati, OH 45250	7,431,500	–0–	8.8%
FirstMerit Bank, N.A. Trust Division 121 S. Main Street Akron, OH 44308	3,310,197	2,113,584	6.4%

18

PROPOSAL TWO: AMENDMENT OF STOCK PLAN

At the FirstMerit 2002 Annual Meeting, the shareholders of FirstMerit approved the FirstMerit Corporation 2002 Stock Plan. The Board of Directors believes that the 2002 Stock Plan advances the interests of the Company by providing eligible participants the opportunity to receive a broad variety of equity-based awards. The Board of Directors is requesting shareholder approval of certain amendments to the 2002 Stock Plan that will enable the Company to use the 2002 Stock Plan to attract new directors and to align better the ownership interest of its directors with that of the other shareholders of the Company.

A total of 4,000,000 shares of Common Stock have been reserved for issuance under the 2002 Stock Plan. Currently, the following types of awards can be made under the 2002 Stock Plan: discretionary employee stock options, automatic director stock options, and restricted stock awards to employees. The maximum number of shares reserved is 3,700,000 for employee stock options and restricted stock, of which a maximum of 500,000 shares can be used for restricted stock, and 300,000 shares for director stock options. Currently, restricted stock grants can only be made to employees.

The maximum annual grant of options that can be made to any one individual is one and one-half percent of the total outstanding common shares of FirstMerit at the time of grant. The exercise price of each option must be the closing price of the Company's common shares on Nasdaq on the date of the award ("Fair Market Value"). No award may be granted under the 2002 Stock Plan after ten years from the date of the Plan, but awards previously granted may extend beyond such date.

The following is a summary of the material terms of the 2002 Stock Plan:

Employee Stock Option Program. Awards to participants under the employee stock option portion of the 2002 Stock Plan may be either incentive stock options ("ISOs") or non-qualified stock options ("NQSOs").

The exercise period for ISOs cannot be more than ten years from the date of grant, while the exercise period for NQSOs may be set by the Committee. Unless specifically permitted, stock options are not transferable, except by will or the laws of descent and distribution, and they may not be subjected to any lien or liability. A one-time reload option may also be granted at the time of award of NQSOs. This reload option would be equal to the number of shares that the option holder uses to exercise the original option.

The Compensation Committee may prescribe additional rules governing the exercise of stock options and may accelerate their exercisability, subject to certain restrictions imposed under the Code.

In the event a participant's employment is terminated due to death, disability or retirement, ISOs awarded to the participant will remain exercisable for the maximum period allowable under the Code, and NQSOs will remain exercisable for the remainder of the option term or five years, whichever is less. If a participant's employment is terminated for any reason other than death, disability or retirement, all stock options granted under the 2002 Stock Plan will be canceled immediately; provided, however, that if FirstMerit terminates a participant for reasons other than misconduct or misfeasance, the participant may be granted 30 days to exercise any Stock Options; and provided further, that if termination is attributable to a "Change in Control" (as defined in the 2002 Stock Plan), any stock options previously granted will continue for their term, and will immediately vest, unless otherwise determined at the time of the grant by the Committee. An award may be rescinded following a participant's termination of employment upon a finding that the participant has directly or indirectly competed with FirstMerit or has engaged in any activity otherwise adverse to or not in the best interests of FirstMerit.

Directors Stock Program. Currently, each non-employee director is awarded annually, on the day after the Annual Meeting of Shareholders, NQSOs to purchase 5,000 common shares of FirstMerit. The number of shares

19

granted annually under an option may be increased by the Board, but cannot exceed 10,000 annually. NQSOs may not be exercised until six months after the date of grant, then will remain exercisable until ten years from the date of grant. NQSOs are not transferable, except to family members, by will or the laws of descent or distribution, and they may not be subjected to any lien or liability. If a director is removed for cause, all NQSOs previously granted will be canceled immediately. If a director is removed for any reason other than for cause, NQSOs previously granted will remain exercisable for the remainder of their term or five years, whichever is less.

Restricted Stock Program. Shares may be awarded under the Restricted Stock Program for such consideration, if any, as may be deemed appropriate, including (i) cash or cash equivalents, (ii) promissory notes payable to FirstMerit's order (which may be subject to cancellation in whole or in part at the discretion of the Committee) or (iii) services rendered to FirstMerit or its Subsidiaries. Shares issued under the Restricted Stock Program may be fully vested upon issuance or may vest over a period of time. The vesting schedule applicable to each issuance will be determined by the Committee, including (i) the service period to be completed by the participant or the performance objectives to be achieved by FirstMerit, (ii) the number of installments in which the shares are to vest, (iii) the interval to lapse between each installment, and (iv) the effect death, disability or any other event designated by the Committee is to have on the vesting schedule.

A participant in the Restricted Stock Program will have full shareholder rights with respect to the issued shares, including the right to vote such shares and receive all cash dividends paid on such shares, whether or not such shares are vested. Any new, additional or different securities, however, to which the participant may become entitled with respect to the issued shares by reason of (i) any stock dividend, stock split, reclassification, recapitalization or other similar transaction affecting such shares, or (ii) a Corporate Transaction will be subject to the same vesting schedule and escrow requirements applicable to those issued shares. Unvested shares held under the Restricted Stock Program may not be sold, transferred or assigned, except for certain permitted transfers to the participant's spouse or issue or transfers effected upon the participant's death.

Administration of the 2002 Stock Plan

Discretionary Programs. The Employee Stock Program and the Restricted Stock Program portions of the 2002 Stock Plan (collectively, the "Discretionary Programs") are administered by the Compensation Committee of the Board of Directors. The Compensation Committee is comprised solely of persons who qualify both as "outside directors" (within the meaning of Code Section 162(m)) and "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the Exchange Act), except that a person who otherwise may not so qualify may be appointed where a recusal procedure is utilized by the Committee for Awards under the Plan.

Subject to the terms of the 2002 Stock Plan and approval by the non-employee directors of the Board, the Committee has authority to interpret the 2002 Stock Plan; determine eligibility for the grant of awards; determine, modify or waive the terms and conditions of any award; and otherwise do all things necessary to carry out the purposes of the 2002 Stock Plan. All awards are subject to the approval of the non-employee directors of the Board.

Directors Stock Program. The Directors Stock Program is a self-executing option program and is administered by the Secretary of the Company.

Eligibility and Participation

Discretionary Programs. In general, the Compensation Committee will recommend, and then non-employee directors of the Board will select, the participants for the Discretionary Programs. Participants can include any employee, and may be among the key employees of the Company who are in a position to make a significant contribution to the success of FirstMerit.

Directors Stock Program. On the day after the Annual Meeting of Shareholders, each director is automatically awarded a NQSO to purchase at least 5,000 shares of Common Stock, at the then Fair Market Value.

Payment and Tax Withholding

The full purchase price of any stock option must be paid upon exercise either in (i) immediately available funds, (ii) shares of Common Stock having an aggregate fair market value equal to the full purchase price, (iii) a combination of (i) and (ii), or (iv) by use of a cashless exercise procedure in which the shares subject to the option are sold and the proceeds used to pay the exercise price.

Changes in Capitalization; Change in Control

In the event the outstanding shares of FirstMerit are increased or decreased as a result of stock dividends, stock splits, recapitalizations, reorganizations or other changes in corporate structure effected without the receipt of consideration, or in the event FirstMerit's common shares are converted into other shares or securities of FirstMerit or any other corporation in connection with a Corporate Transaction, then appropriate adjustments will be made to the class and/or number of shares available for subsequent issuance under the 2002 Stock Plan and, at the Compensation Committee's discretion, the number shares subject to outstanding options and the option price per share applicable to such options.

In the event of a Corporate Transaction or Change in Control, all options or shares that have been outstanding under the 2002 Stock Plan will immediately vest in full, except (and to the extent) there are limitations at the time the shares are issued under the 2002 Stock Plan which preclude such accelerated vesting in whole or in part. The acceleration of the vesting of restricted shares and stock options could have the effect of discouraging a Corporate Transaction or Change in Control of FirstMerit and in management even though such Corporate Transaction or Change in Control could be favored by a majority of shareholders.

Amendment and Termination

The Board of Directors may at any time amend, suspend or terminate the 2002 Stock Plan, in whole or part, provided such action does not adversely affect the rights of participants with respect to outstanding options or shares. No material modification to the 2002 Stock Plan, however, may be made without shareholder approval.

Unless sooner terminated by Board action, the 2002 Stock Plan will terminate upon the earlier of (i) ten years after adoption, or (ii) the first date when all the FirstMerit shares available for issuance thereunder, or options therefor, have been issued.

Certain Federal Income Tax Consequences

The following discussion summarizes certain federal income tax consequences of the issuance and exercise of options and restricted stock awarded under the 2002 Stock Plan. The summary does not address all federal tax consequences, nor does it cover state or local tax consequences.

Options. In general, a participant realizes no taxable income on either the grant or the vesting of a stock option. The exercise of a NQSO results in ordinary income (generally subject to withholding, if the participant is an employee) equal to the difference (the "Option Spread") between the value of the Common Stock purchased

21

and the option exercise price. A corresponding deduction is available to the Company. In general, the ordinary income associated with the exercise is measured and taken into account at the time of exercise. Any subsequent sale of Common Stock purchased under a NQSO may result in a capital gain or loss.

The exercise of an ISO does not produce ordinary taxable income. However, because the Option Spread constitutes "alternative minimum taxable income" (measured and taken into account, in general, at the time of exercise), exercise of an ISO may result in an alternative minimum tax liability. In addition, shares purchased under an ISO ("ISO Shares") are subject to special tax holding rules. If a participant holds ISO Shares for at least two years from the date of the ISO grant and at least one year after exercise, any gain or loss recognized for tax purposes upon a subsequent sale of the shares will be a long-term capital gain or loss. A disposition of ISO Shares, however, by the participant within either of these special holding periods (a so-called "disqualifying disposition") results in ordinary compensation income in the year of the disposition equal, in general, to the Option Spread at the time the option was exercised. The ordinary income realized upon a disqualifying disposition of ISO Shares is deductible by the Company but is not subject to withholding. Any additional gain recognized for tax purposes in a disqualifying disposition will be taxed as short-term or long-term capital gain.

An ISO that is exercised by the participant more than three months following termination of employment (one year, if termination occurred by reason of total and permanent disability) is treated for tax purposes as an NQSO. ISOs granted to a participant under the 2002 Stock Plan (together with ISOs granted to the participant after 1986 under any other plans of the Company) are also treated as NQSOs to the extent that, in the aggregate, they first become exercisable in any calendar year for shares of Common Stock having a fair market value (determined at time of grant) in excess of $100,000.

Under the so-called "golden parachute" provisions of the Code, certain awards vested or paid in connection with a Change in Control of the Company may also be non-deductible to the Company and may be subject to an additional 20% federal excise tax. Non-deductible "parachute payments" will in general reduce the $1.0 million limit on deductible compensation under Code Section 162(m), to the extent such limit is applicable to remuneration paid under the 2002 Stock Plan or otherwise.

Restricted Stock. To the extent the participant is issued vested shares, the participant must report as ordinary income in the year of issuance an amount equal to the excess of (i) the fair market value of those vested shares on the date of issue over (ii) the aggregate purchase price paid for such shares. To the extent the issued shares are unvested, the participant will not recognize any taxable income at the time of issuance but will have to report as ordinary income, for the taxable year in which the participant's interest in the issued shares becomes vested, an amount equal to the excess of (i) the fair market value of the shares on the date they become vested over (ii) the aggregate purchase price paid for such shares. Such participant, however, may elect under Code Section 83(b) to include as ordinary income in the taxable year of issuance an amount equal to the excess of (i) the fair market value of the unvested shares on the date of issue over (ii) the aggregate purchase price paid for such shares. If the Code Section 83(b) election is made, the participant will not recognize any additional income as and when such participant's interest in the shares subsequently vests.

FirstMerit will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the participant in connection with the acquisition of the shares and any note forgiveness. The deduction will be allowed for the taxable year of FirstMerit in which the ordinary income is recognized by the participant.

Deductibility of Performance Awards. Certain payments to executive officers under the 2002 Stock Plan are eligible for treatment as "performance-based" compensation under Code Section 162(m).

FirstMerit anticipates that any compensation deemed paid by it in connection with disqualifying dispositions of ISOs or exercises of NQSOs granted with an exercise price equal to the fair market value of the option shares at the time of grant will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1.0 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of FirstMerit. Accordingly, all compensation deemed paid with respect to those options will remain deductible by FirstMerit without limitation under Code Section 162(m).

Proposed Amendments to the 2002 Stock Plan

The Board of Directors proposes to amend the 2002 Stock Plan as follows:

• To authorize the grant of restricted stock to non-employee directors

• To reduce the number of option shares that are automatically granted to non-employee directors on the day after each annual meeting of shareholders from 5,000 shares to 3,000 shares

• To provide for the award of 500 restricted shares to each non-employee director after each annual meeting of shareholders

• To authorize a one-time award of 1,000 restricted shares upon the election or appointment of a new director and to each of the existing directors as of the date of the 2004 Annual Meeting

• To permit the Board of Directors to change the numbers of option shares and restricted shares that may be awarded to non-employee directors, provided that (a) the number of option shares awarded to each non-employee director may not exceed 10,000 per year, (b) the number of restricted shares that may be awarded to each non-employee director may not exceed 2,500 per year, and (c) the sum of (i) four times the number of restricted shares plus (ii) the number of option shares awarded to a non-employee director in a year may not exceed 10,000.

• To prohibit any adjustment of the purchase price of an outstanding stock option except in the event of certain changes in FirstMerit's capitalization.

Attached to this Proxy Statement as Appendix B is a copy of the 2002 Stock Plan as proposed to be amended.

As of January 1, 2004, approximately 193 employees and all of the non-employee directors were eligible to participate in the 2002 Stock Plan.

The following table sets forth information with respect to the awards that will be received by the non-employee directors of FirstMerit, as a group, during 2004 if the amendments to the 2002 Stock Plan are approved:

Options Number of Shares	Restricted Shares	
	Dollar Value	Number of Shares
33,000	$426,525	16,500

The dollar value represents the market value of the shares on February 2, 2004. The number of years for which a director will receive awards and the awards to be received by executive officers and by non-executive officer employees cannot be determined at this time.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE
THE AMENDMENT OF THE 2002 STOCK PLAN**

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors (the "Audit Committee") for 2003 was comprised of five directors. Effective February 2003, the Board adopted a new Audit Committee Charter that reflects the corporate governance reforms embodied by current and proposed SEC and Nasdaq rules and listing standards. The directors who serve on the committee are John C. Blickle, chair, Karen S. Belden, R. Cary Blair, Richard N. Seaman and Jerry M. Wolf, and all such directors are "independent" for purposes of the Nasdaq listing standards.

One of the corporate governance reforms under Sarbanes-Oxley requires each reporting company to disclose whether it has at least one "audit committee financial expert" serving on its Audit Committee, and if so, the name of the expert and whether the expert is independent of management. The SEC rules define an audit committee financial expert as a person who has the following attributes, acquired through requisite education and experience:

• An understanding of generally accepted accounting principles and financial statements;

• The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

• Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

• An understanding of internal controls and procedures for financial reporting; and

• An understanding of audit committee functions.

The Board of Directors has determined that John C. Blickle is an "audit committee financial expert." Mr. Blickle obtained such knowledge through his education and experience as a certified public accountant.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, and the Committee chair, as representative of the Committee, discusses the interim financial information contained in quarterly earnings announcements with both management and the independent auditors prior to public release. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent accountants and must pre-approve all services provided by the independent accountants.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and, other than Mr. Blickle for the purposes described above, are not experts in the fields of accounting or auditing, including in respect of auditor independence. Nasdaq rules require each member of the Audit Committee to be able to read and understand financial statements. The Company believes that each member of the Audit Committee as constituted satisfies this requirement. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants, although each member of the Audit Committee has the authority to engage and determine funding for independent advisors as deemed necessary. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact "independent."

In this context, the Audit Committee met and held discussions with management of the Company, who represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed and discussed the consolidated financial statements with both management and the independent accountants. The Audit Committee also discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants their independence. As part of such discussion, the Audit Committee reviewed a report from its auditor and others regarding the fees received in the following categories in 2002 and 2003.

Audit Fees

The aggregate fees billed for each of the last two fiscal years for the audit of the Company's annual financial statements, the review of financial statements included in the Company's quarterly reports on Form 10-Q, statutory and subsidiary audits and services provided in connection with regulatory filings during those two years were $617,870 in 2003 and $517,300 in 2002.

Audit-Related Fees

No fees were billed in either of the last two fiscal years for assurance or services reasonably related to the audit and review of financial statements.

Tax Fees

No fees were billed in either of the last two fiscal years for tax compliance, tax advice or tax planning services.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for services other than those set forth above were $8,100 in 2003 and none in 2002. Such services consisted primarily of an audit of collateral securing advances by the Federal Home Loan Bank.

The Audit Committee has a policy of pre-approving all audit and non-audit services provided to the Company by the auditor of its financial statements.

Based upon the Audit Committee's discussion with management and the independent accountants, and the Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee, recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended

December 31, 2003 filed with the Commission. The Audit Committee also recommended that PricewaterhouseCoopers LLP be retained as the Company's independent accountants for the 2004 fiscal year.

John C. Blickle, Chair	Richard N.
Karen S. Belden	Seaman
R. Cary Blair	Jerry M. Wolf

Auditors

Upon the recommendation of the Audit Committee, FirstMerit has selected PricewaterhouseCoopers LLP as its auditors for 2004. PricewaterhouseCoopers LLP, and its predecessor Coopers & Lybrand, has served as auditors for FirstMerit since 1992. A representative of the auditors will be present at the meeting and will be available to answer questions. The representative will have the opportunity to make a statement at the meeting.

Shareholder Proposals and Board Nominations

Any proposals to be considered for inclusion in the proxy material to be provided to shareholders of FirstMerit for its next Annual Meeting of Shareholders to be held in 2005 may be made only by a qualified shareholder and must be received by FirstMerit no later than November 3, 2004.

The enclosed proxy card grants the proxy holders discretionary authority to vote on any matter raised at the Annual Meeting. If a shareholder intends to submit a proposal at the Company's 2005 Annual Meeting of Shareholders that is not eligible for inclusion in the Proxy Statement relating to the meeting, and the shareholder fails to give the Company notice in accordance with the requirements set forth in the Securities Exchange Act of 1934, as amended, by January 17, 2005, then the proxy holders will be allowed to use their discretionary authority if the proposal is properly raised at the Company's Annual Meeting in 2005. The submission of such a notice does not ensure that a proposal can be raised at the Company's Annual Meeting.

The Corporate Governance and Nominating Committee will consider nominees for directors of FirstMerit recommended by a shareholder who submits the person's name and qualifications, in writing. The Corporate Governance and Nominating Committee has no specific minimum qualifications for a recommended candidate, and the committee does not consider shareholder-recommended candidates differently from others. The Corporate Governance and Nominating Committee considers:

• Personal qualities and characteristics, accomplishments and reputation in the business community;

• Current knowledge and contacts in the communities in which the Company does business;

• Ability and willingness to commit adequate time to Board and committee matters;

• The fit of the individual's skills with those of other directors and potential directors in building a Board that is effective and responsive to the needs of the Company; and

• Diversity of viewpoints, background, experience and other demographics.

The Corporate Governance and Nominating Committee makes its recommendation to the Board of Directors, and nominees are selected by vote of the independent directors of the Board.

Under FirstMerit's Regulations, a shareholder entitled to vote for the election of directors who intends to nominate a director for election must deliver written notice to the Secretary of FirstMerit no later than (i) with respect to the election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to the election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice from the shareholder must set forth certain information concerning the shareholder and each nominee, including names and addresses, a representation that the shareholder is entitled to vote and intends to appear in person or by proxy at the meeting, a description of arrangements or understandings between the shareholder and each nominee, such other information required to be included in a proxy statement, and the consent of each nominee to serve as a director of FirstMerit if so elected.

Shareholder Communications with Directors and Attendance at Shareholder Meetings

All directors are expected to make every effort to attend meetings of the shareholders of the Company. All directors attended the 2003 Annual Meeting of Shareholders. All written communications addressed to an individual director at the address of the Company or one of the offices of a subsidiary of the Company, except those clearly of a marketing nature, will be forwarded directly to the director. All written communications addressed to the Board of Directors at the address of the Company or one of the offices of a subsidiary of the Company will be presented to the full Board of Directors at a meeting of the Board of Directors.

Incorporation by Reference

The report of the Compensation Committee and the Audit Committee Report (including reference to the independence of the Audit Committee members) above, and the Stock Price Performance Graph, are not deemed filed with the Commission and shall not be deemed incorporated by reference into any prior or future filings made by FirstMerit under the 1933 Act, or the 1934 Act, except to the extent that FirstMerit specifically incorporates such information by reference.

General

The accompanying proxy is solicited by and on behalf of the Board of Directors of FirstMerit, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by FirstMerit. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of FirstMerit. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and FirstMerit will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. FirstMerit has engaged Innisfree M&A Incorporated to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The costs of such services are estimated at $10,000, plus reasonable distribution and mailing costs.

Management of FirstMerit has no information that other matters will be brought before the meeting. If, however, other matters are properly presented, the accompanying proxy will be voted in accordance with the best judgment of the proxy holders with respect to such matters.

Terry E. Patton
Secretary

Akron, Ohio
March 3, 2004

27

FIRSTMERIT CORPORATION
Audit Committee Charter

Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, (4) the compliance by the Company with legal and regulatory requirements, and (5) the effectiveness of internal controls.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement.

Committee Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence, experience and ability requirements of the National Association of Securities Dealers, Inc. ("NASD") and the rules and regulations of the Commission, as such requirements are interpreted by the Board of Directors in its business judgment. A member of the Audit Committee may not accept any consulting, advising, or other compensatory fee from the Company other than for service on the Board of Directors. Each member will be able to read and understand fundamental financial statements at the time of appointment to the Committee. At least one member of the Audit Committee shall be an audit committee financial expert as defined by the Commission and have the experience required by the NASD. Audit committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The members of the Audit Committee shall be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee. Audit Committee members may be replaced by the Board.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

A majority of the members of the Committee will constitute a quorum. Any act of a majority of the members present at any meeting at which a quorum is present shall be an act of the Committee.

Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the independent auditor. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

The Audit Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee, and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually evaluate the Audit Committee's own performance, which evaluation must compare the performance of the Audit Committee with the requirements of this Charter. The performance evaluation shall be conducted in such manner as the Audit Committee deems appropriate. The chairperson of the Audit Committee or any other member of the Audit Committee designated by the Audit Committee shall make a report to the Board on the evaluation which report may be made orally.

The Audit Committee, to the extent required by the rules of the Commission and the listing standards of Nasdaq and otherwise as it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1. Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q, including the results of the independent auditor's review of the quarterly financial statements.

3. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

4. Review and discuss quarterly reports from the independent auditors on:

   (a) All critical accounting policies and practices to be used.

   (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

   (c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

5. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

6. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

7. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

8. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

9. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

10. Review and evaluate the lead partner of the independent auditor team.

11. Obtain and review a written report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

12. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

13. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

14. Have the independent auditor discuss any accounting or reporting issues they referred to their national office for resolution or counsel.

15. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

16. Review the appointment and replacement of the chief internal auditor.

17. Review the significant reports to management prepared by the internal auditing department and management's responses.

18. Review and discuss with the independent auditor and management the internal audit department responsibilities, plan, budget and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

19. Obtain from the independent auditor assurance that, if it detects or becomes aware of any illegal act, to assure that the Audit Committee is adequately informed and to provide a report if the independent auditor has reached specified conclusions with respect to such illegal acts.

20. Obtain reports from management, the Company's chief internal auditor and the independent auditor that the Company is in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics, which includes special ethics obligations for employees with financial reporting responsibilities. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

21. Ensure that the Company conducts on an ongoing basis an appropriate review of all related party transactions and that all such transactions are approved by the Audit Committee or a comparable body of the Board of Directors.

22. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

23. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

24. Review the significant results of regulatory examinations of the Company.

25. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

26. Discuss guidelines and policies governing the process by which management assesses and manages the Company's exposure to risk, the Company's major financial risk exposures and the steps management has taken to monitor and control such risks.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

A copy of this charter is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

APPENDIX B

FIRSTMERIT CORPORATION
Amended and Restated
2002 Stock Plan

EFFECTIVE APRIL 22, 2004

B-1

FIRSTMERIT CORPORATION
Amended and Restated
2002 Stock Plan

TABLE OF CONTENTS

FIRSTMERIT CORPORATION
Amended and Restated
2002 Stock Plan

FirstMerit Corporation (the "Company") adopted the 2002 Stock Plan ("Plan"), subject to shareholder approval at the 2002 Annual Shareholders Meeting, and amendments approved by the Board were approved by the shareholders at the 2004 Annual Shareholders Meeting. The number of shares of "Common Stock" approved and reserved under the Plan, subject to the actual shares available for grant under the Plan, is 3,700,000 for the "Employees Stock Option Program" and the "Employees Restricted Stock Program," and 300,000 for the "Directors Stock Option Program" and the "Directors Restricted Stock Program." The maximum number of shares of Common Stock which can be granted as part of the 3,700,000 shares under the Employees Restricted Stock Program is 500,000. The maximum number of shares of Common Stock which can be granted as part of the 300,000 shares under the Directors Restricted Stock Program is 75,000. No stock option can be granted under the Plan for less than "Fair Market Value" on the date of grant. The maximum annual grant of options or restricted shares under the Plan to any one individual shall not exceed one and one-half percent (1.5%) of the total outstanding shares of Common Stock of the Company, in the aggregate, per calendar year.

I. INTRODUCTION

A. *Purpose Of The Plan*

FirstMerit Corporation has established the Plan to further its long-term financial success by creating the opportunity to employees and non-employee Directors of the Company and its Subsidiaries to receive stock and stock-based compensation whereby they can share in achieving and sustaining such success. The Plan also provides a means to attract and retain the executive talent needed to achieve the Company's long-term growth and profitability objectives.

B. *Definitions*

When used in the Plan, the following terms shall have the meanings set forth below:

"Award(s)" shall mean Incentive Stock Options, Non-Qualified Stock Options, Reload Stock Options, or Restricted Stock Awards granted under the Plan.

"Award Agreement" shall mean an agreement which shall evidence the particular terms, conditions, rights and duties of the Company and the Participant with respect to an Award.

"Board" shall mean the Board of Directors of the Company.

"Change of Control" shall mean the occurrence of any one of the following events:

(a) individuals who, on April 19, 2000, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to April 19, 2000 whose election or nomination for election was approved by a vote of at least 2/3rds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no director of the Company initially as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of

1

proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) any "person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "Exchange Act") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions:

(i) by the Company or any Subsidiary,

(ii) by any employee benefit plan sponsored or maintained by the Company or any Subsidiary,

(iii) by any underwriter temporarily holding securities pursuant to an offering of such securities,

(iv) pursuant to a Non-Control Transaction (as defined in paragraph (c)), or

(v) a transaction (other than one described in (c) below) in which Company Voting Securities are acquired from the Company, if a majority of the Incumbent Directors then on the Board approve a resolution providing expressly that the acquisition pursuant to this clause (v) does not constitute a Change in Control under this paragraph (b);

(c) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination:

(i) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors ("Total Voting Power") of the Surviving Entity (the "Parent Entity"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination,

(ii) no person (other than any employee benefit plan (or related trusts) sponsored or maintained by the Surviving Entity or the Parent Entity), is or becomes the beneficial owner, directly or indirectly, of 25% or more of the Total Voting Power of the outstanding voting securities eligible to elect directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity), and

(iii) at least a majority of the members of the Board of Directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Control Transaction"); or

(d) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

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Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 25% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person by more than one percent, a Change in Control of the Company shall then occur.

"Committee" shall mean the Compensation Committee of the Board, or such other Committee of the Board which shall be designated by the Board to administer the Plan. If the Board does not designate the Nominating Committee as the Committee, the Committee will be composed of two (2) or more persons who are from time to time appointed to serve by the Board. Each member of the Committee will be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act or any successor rule, as any such rule may be amended from time to time and will qualify as an "outside director" within the meaning of Code Section 162(m) ("Qualified Director"). A person may be appointed to the Committee who does not qualify as a "non-employee director" if the Committee adopts and follows a recusal procedure which qualifies under the Section 16 Rules.

"Company" shall mean FirstMerit Corporation and any successor in a reorganization or similar transaction.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Stock" shall mean the common stock of the Company, no par value per share, and may be either stock previously authorized but unissued, or stock reacquired by the Company.

"Director" shall mean a duly elected member of the Board.

"Directors Restricted Stock Program" shall mean the restricted stock program delineated in Article V of this Plan.

"Directors Stock Option Program" shall mean the stock option program delineated in Article III of this Plan.

"Director-Participant" shall mean a Director who is not also a full-time employee of the Company or any of its Subsidiaries.

"Disability" shall mean the inability of an Employee-Participant to perform the services normally rendered due to any physical or mental impairment that can be expected to be of either permanent or indefinite duration, as determined by the Committee on the basis of appropriate medical evidence, and that results in the Employee-Participant's Termination of Employment; provided, however, that with respect to any Employee-Participant who has entered into an employment agreement with the Company or any of its Subsidiaries, the term of which has not expired at the time a determination concerning Disability is to be made, Disability shall have the meaning attributed to "permanent disability" in such employment agreement.

"Employees Restricted Stock Program" shall mean the restricted stock program delineated in Article IV of this Plan.

"Employees Stock Option Program" shall mean the stock option program delineated in Article II of this Plan.

"Employee-Participant" shall mean an employee (including a Director who is also a full-time employee) of the Company or any of its Subsidiaries.

"Fair Market Value" shall mean with respect to a given day, the closing sales price of a share of Common Stock, as reported by such responsible reporting service as the Committee may select, or if there were no transactions in the Common Stock on such day, then the last preceding day on which transactions took place. The foregoing notwithstanding, the Committee may determine the Fair Market Value in such other manner as it may deem more appropriate for Plan purposes or as is required by applicable laws or regulations.

"Incentive Stock Option" or "ISO" shall mean a right to purchase the Company's Common Stock which is intended to comply with the terms and conditions for an incentive stock option as set forth in Section 422 of the Code, or such other sections of the Code as may be in effect from time to time.

"Nasdaq" shall mean The Nasdaq Stock Market, Inc.

"Non-Qualified Stock Option" or "NQSO" shall mean a right to purchase the Company's Common Stock which is not intended to comply with the terms and conditions for a tax-qualified stock option, as set forth in Section 422 of the Code, or such other sections of the Code as may be in effect from time to time.

"Participant" shall mean an Employee-Participant or a Director-Participant.

"Plan" shall mean the Company's 2002 Stock Plan, as set forth herein.

"Reload Stock Option" shall mean an option granted to an Employee-Participant who has paid for shares subject to option through the delivery of shares of Common Stock having an aggregate Fair Market Value as determined on the date of exercise equal to the option price.

"Restricted Shares" shall mean those shares of Common Stock reserved for issuance as Awards under the Employees Restricted Stock Program and the Directors Restricted Stock Program, as further provided in Article IV(D) and Article V(D).

"Retirement" shall mean an Employee-Participant's Termination of Employment by reason of retirement at his normal retirement date, pursuant to and in accordance with a pension, retirement or similar plan or other regular retirement practice of the Company or any of its Subsidiaries, or in accordance with the early retirement provision(s) thereof.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securities Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Subsidiaries" shall mean the majority-owned subsidiaries of the Company.

"Termination of Employment" shall mean a cessation of the employee-employer relationship between an Employee-Participant and the Company or its Subsidiaries for any reason.

"Termination of Service" shall mean a cessation of the Director's relationship with the Company for any reason.

II. EMPLOYEES STOCK OPTION PROGRAM

A. *Administration*

The Employees Stock Option Program shall be administered by the Committee, which, subject to the express provisions of the Employees Stock Option Program, shall have full and exclusive authority to interpret the Employees Stock Option Program, to prescribe, amend and rescind rules and regulations relating to the

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Employees Stock Option Program and to make all other determinations deemed necessary or advisable in the implementation and administration of the Employees Stock Option Program; provided, however, that subject to the express provisions hereof or unless required by applicable law or regulation, no action of the Committee shall adversely affect the terms and conditions of any Award made to, or any rights hereunder or under any Award Agreement of, any Employee-Participant, without such Employee-Participant's consent. The Committee's interpretation and construction of the Employees Stock Option Program shall be conclusive and binding on all persons, including the Company and all Employee-Participants.

B.   *Participation*

The Committee shall, from time to time, make recommendations to the Board with respect to the selection of Employee-Participants and the Award or Awards to be granted to each Employee-Participant, and thereafter grant such Award or Awards upon the approval of a majority of the members of the Board present and voting upon such approval, who are Qualified Directors. In making its recommendations, the Committee may take into account the nature of the services rendered or expected to be rendered by the respective Employee-Participants, their present and potential contributions to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

C.   *Maximum Number Of Shares Available*

The maximum number of shares which may be granted under the Employees Stock Option Program is three million seven hundred thousand (3,700,000) shares, less shares granted under the Employees Restricted Stock Program.

No Incentive Stock Options shall be granted after January 1, 2012, or such other period required under the Code.

D.   *Adjustments*

In the event of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations, exchanges of shares, spin-offs, liquidations, reclassifications or other similar changes in the capitalization of the Company, the number of shares of Common Stock available for grant under this Employees Stock Option Program shall be adjusted proportionately or otherwise by the Board and, where deemed appropriate, the number of shares covered by outstanding stock options and the option price of outstanding stock options shall be similarly adjusted. No adjustment to the exercise price of an outstanding stock option shall be made without there having been a change in the capitalization of the Company of a type set forth above.

E.   *Registration Conditions*

Unless issued pursuant to a registration statement under the Securities Act, no shares shall be issued to an Employee-Participant under the Employees Stock Option Program unless the Employee-Participant represents to and agrees with the Company that such shares are being acquired for investment and not with a view to the resale or distribution thereof, or such other documentation as may be required by the Company unless, in the opinion of counsel to the Company, such representation, agreement or documentation is not necessary to comply with the Securities Act.

Any restriction on the resale of shares shall be evidenced by an appropriate legend on the stock certificate.

The Company shall not be obligated to deliver any Common Stock until it has been listed on each securities exchange on which the Common Stock may then be listed or until there has been qualification under or compliance with such federal or state laws, rules or regulations as the Company may deem applicable.

The Company shall use reasonable efforts to obtain such listing, qualification and compliance.

F. *Committee Action*

The Committee may, through Award Agreements, limit its discretion under this Employees Stock Option Program. To the extent such discretion is not specifically waived in an Award Agreement, the Committee shall retain such discretion.

G. *Stock Options*

All stock options granted to Employee-Participants under the Employees Stock Option Program shall be evidenced by Award Agreements which shall be subject to applicable provisions of the Employees Stock Option Program, and such other provisions as the Committee may adopt, including the following provisions:

1. *Price.* The option price per share of Non-Qualified Stock Options ("NQSOs") and the option price per share of Incentive Stock Options ("ISOs") shall not be less than 100 percent of the Fair Market Value of a share of Common Stock on the date of grant. If a NQSO is to meet the requirements of Section 162(m) of the Code, it shall be issued at Fair Market Value on the date of grant.

2. *Period.* An ISO shall not be exercisable for a term longer than ten (10) years from date of grant. NQSOs shall have a term as established by the Committee.

3. *Time of Exercise.* The Committee may prescribe the timing of the exercise of the stock option and any minimums and installment provisions and may accelerate the time at which a stock option becomes exercisable, provided that with respect to ISOs, no such acceleration shall result in a violation of Section 6 of this Paragraph G.

4. *Exercise Procedures.* A stock option, or portion thereof, shall be exercised by delivery of a written notice of exercise to the Company and payment of the full price of the shares being purchased.

5. *Payment.* The price of an exercised stock option, or portion thereof, may be paid pursuant to Paragraph VI.C.11.

6. *Special Rule for Incentive Stock Options.* If the aggregate Fair Market Value of Common Stock with respect to which ISOs are exercisable for the first time by an Employee-Participant during any calendar year (under this Employees Stock Option Program and all other plans of the Company and its Subsidiaries) exceeds One Hundred Thousand Dollars ($100,000), such ISOs shall be treated as NQSOs to the extent of the excess. In applying the foregoing limitation, ISOs shall be taken into account in the order in which they were granted, and the Fair Market Value of Common Stock subject to such ISOs shall be determined as of the date of grant. If such limit is exceeded in any calendar year, the Company shall have the right to designate which shares of Common Stock purchased pursuant to such ISOs shall be treated as having been acquired by the Employee-Participant pursuant to an ISO.

7. *Reload Stock Options.* A Reload Stock Option may be granted by the Committee in an Award Agreement. If a Reload Stock Option has been granted, and the stock option is exercised while the Employee-Participant is employed by the Company and the Employee-Participant pays for the shares subject to an option through the delivery of Common Stock having an aggregate Fair Market Value as determined on the date of

exercise equal to the option price, the Employee-Participant will be granted a Reload Stock Option on the date of such exercise. The Reload Stock Option Award shall equal the number of whole shares of Common Stock used to pay the purchase price, and the exercise price of the Reload Stock Option shall equal the then Fair Market Value of the Common Stock on the date of grant of the Reload Stock Option. If the Company withholds shares of Common Stock to cover applicable income and employment taxes related to the exercise of an option, then the Reload Stock Option Award shall equal the number of whole shares of Common Stock used to pay the purchase price less the number of shares withheld. Shares of stock acquired upon the exercise of the stock option where a Reload Stock Option Award has been made, may not be sold or otherwise transferred, including, without limitation, transfers by way of gift, for a period of two years after the date of such shares are received.

Subject to the provisions of the Employees Stock Option Program, the Reload Stock Option may be exercised between its date of grant and the date of expiration of the original stock option. If any of the shares of stock acquired upon the exercise of the stock option which resulted in the grant of the Reload Stock Option during the two year period following the date such shares were received, are sold or otherwise transferred, including, without limitation, transfers by way of gift, the Reload Stock Option shall be cancelled.

A Reload Stock Option shall be evidenced by an Award Agreement containing such other terms and conditions as the Committee approves. No Reload Stock Option shall be granted with respect to a stock option exercised after the Employee-Participant's Retirement, Disability, death or other Termination of Employment.

8. *Effect of Leaves of Absence.* It shall not be considered a Termination of Employment when an Employee-Participant is placed by the Company or any of its Subsidiaries on military leave, sick leave or other bona fide leave of absence. In case of such leave of absence, the employment relationship for Employees Stock Option Program purposes shall be continued until the later of the date when such leave of absence equals ninety (90) days or when the Employee-Participant's right to reemployment with the Company or any of its Subsidiaries shall no longer be guaranteed either by statute or contract.

9. *Termination of Employment.* In the event of Termination of Employment, the following provisions shall apply with respect to ISOs and NQSOs unless waived by the Committee, or as otherwise specifically provided in the Award Agreement.

    a. *Termination Due to Death, Disability or Retirement.* NQSOs and ISOs shall be exercisable for a period equal to the lesser of five (5) years or the remaining option term; provided, however, that if the Employee-Participant elects to exercise his ISOs (i) later than three (3) months after the date of his Termination of Employment due to Retirement or (ii) twelve (12) months after the date of his Termination of Employment due to Disability, such ISOs shall be treated as NQSOs under the Code for purposes of calculating the federal income tax applicable as a result of the exercise of such ISOs and the subsequent disposition of the acquired shares.

    b. *Other Termination.* If an Employee-Participant's employment with the Company or any of its Subsidiaries is terminated for any reason other than death, Disability or Retirement, all Awards under this Employees Stock Option Program shall be immediately canceled, except that if the termination is by the Company or any of its Subsidiaries or for any reason other than misconduct or misfeasance, the Employee-Participant shall have thirty (30) days thereafter within which to exercise his options to the extent that the options are otherwise exercisable immediately prior to such termination; and further, if such termination is attributable to a Change of Control, such Award shall not be canceled but shall continue as though the Employee-Participant remained in the employ of the Company or any of its Subsidiaries during the remaining option term of the Award and shall vest immediately.

c. *Limitations on Exercise.* Notwithstanding the foregoing, the Committee may rescind the right to exercise stock options following Termination of Employment if the Employee-Participant has been found to be directly or indirectly engaged in any activity which is in competition with the Company or any of its Subsidiaries or is otherwise adverse to, or not in the best interest of, the Company or any of its Subsidiaries. Further, no option agreement for ISOs may extend their exercise period beyond the time allowed by the Code.

H.   *Amendment And Termination*

The Board may, at any time and from time to time, suspend or terminate the Employees Stock Option Program in whole or amend it from time to time in such respects as the Board may deem appropriate, subject, however, to the Code, the securities laws and the rules of Nasdaq.

III.   DIRECTORS STOCK OPTION PROGRAM

A.   *Administration*

The Directors Stock Option Program is a self-executing grant program which shall be administered by the Secretary of the Company. Subject to the express provisions of the Directors Stock Option Program, the Secretary shall have full and exclusive authority to interpret the Directors Stock Option Program, and to make such determinations deemed necessary or advisable in the implementation and administration of the Directors Stock Option Program; provided, however, that subject to the express provisions hereof or unless required by applicable law or regulation, no action of the Secretary shall adversely affect the terms and conditions of any Award made to, or any rights hereunder or under any Award Agreement of, any Director-Participant without such Director-Participant's consent.

B.   *Participation*

All Directors who are not also full-time employees of the Company or a Subsidiary shall be Director-Participants in the Directors Stock Option Program and shall be awarded options to purchase three thousand (3,000) shares each year on the day following the annual shareholders meeting. The Board reserves the right to amend the Plan from time to time to change the number of options granted to the Directors, but in no event can the Committee increase the annual grant to exceed options to acquire ten thousand (10,000) shares per year.

C.   *Maximum Number Of Shares Available*

The maximum number of shares which may be granted under this Directors Stock Option Program is three hundred thousand (300,000) shares, less shares granted under the Directors Restricted Stock Program.

D.   *Adjustments*

In the event of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations, exchanges of shares, spin-offs, liquidations, reclassifications or other similar changes in the capitalization of the Company, the number of shares of Common Stock available for grant under this Directors Stock Option Program shall be adjusted proportionately or otherwise by the Board, and where deemed appropriate, the number of shares covered by outstanding stock options and the option price of outstanding stock options shall be similarly adjusted. No adjustment to the exercise price of an outstanding stock option shall be made without there having been a change in the capitalization of the Company of a type set forth above.

E. *Registration Conditions*

Unless issued pursuant to a registration statement under the Securities Act, no shares shall be issued to a Director-Participant under the Directors Stock Option Program unless the Director-Participant represents to and agrees with the Company that such shares are being acquired for investment and not with a view to the resale or distribution thereof, or such other documentation as may be required by the Company unless, in the opinion of counsel to the Company, such representation, agreement or documentation is not necessary to comply with the Securities Act.

Any restriction on the resale of shares shall be evidenced by an appropriate legend on the stock certificate.

The Company shall not be obligated to deliver any Common Stock until it has been listed on each securities exchange on which the Common Stock may then be listed or until there has been qualification under or compliance with such federal or state laws, rules or regulations as the Company may deem applicable. The Company shall use reasonable efforts to obtain such listing, qualification and compliance.

F. *Stock Options*

All stock options granted to Director-Participants under the Directors Stock Option Program shall be evidenced by Award Agreements which shall be subject to applicable provisions of the Directors Stock Option Program, including the following provisions:

1. *Price.* The option price per share shall be 100 percent of the Fair Market Value of a share of Common Stock on the date of grant.

2. *Period.* Any option granted under the Directors Stock Option Program shall be exercisable for a term of ten (10) years from the date of grant.

3. *Time of Exercise.* The Committee may prescribe the timing of the exercise of the stock option and any minimums and installment provisions and may accelerate the time at which a stock option becomes exercisable.

4. *Exercise Procedures.* A stock option, or portion thereof, shall be exercised by delivery of a written notice of exercise to the Company and payment of the full price of the shares being purchased.

5. *Payment.* The price of an exercised stock option, or portion thereof, may be paid pursuant to Paragraph VI.C.11.

6. *Termination of Service.* In the event of Termination of Service, the following provisions shall apply:

    a. *Discharge for Cause.* All outstanding options shall be canceled at termination if a Director's Termination of Service is for cause.

    b. *Termination Other Than for Cause.* Options shall be exercisable for a period equal to the lesser of five (5) years or the remaining option term if a Director is discharged other than for Cause.

G. *Amendment And Termination*

The Board may, at any time and from time to time, amend, suspend or terminate the Directors Stock Option Program, subject to the applicable requirements and restrictions of the Code, the securities laws and the rules of Nasdaq. The Directors Stock Option Program may not be materially amended without shareholder approval, however, an increase in the number of shares for which an annual option may be granted as provided in Article III, Section B, shall not be deemed a material amendment requiring shareholder approval.

IV. EMPLOYEES RESTRICTED STOCK PROGRAM

A. *Administration*

The Employees Restricted Stock Program shall be administered by the Committee. A majority of members of the Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Employees Restricted Stock Program may be made without notice or meeting, by a writing signed by a majority of the Committee members.

In accordance with and subject to the provisions of the Employees Restricted Stock Program, the Committee shall, from time to time, recommend to the Board:

1. the Employee-Participants from those employees meeting the eligibility criteria described in Paragraph B,

2. the number of shares to be subject to each Award,

3. the time at which Awards are made,

4. the duration and nature of Award restrictions,

5. such other provisions of the Awards as may be deemed necessary or desirable, consistent with the terms of the Employees Restricted Stock Program, and

6. the form or forms of the Award Agreements to be entered into with Employee- Participants.

The Committee shall have the authority, subject to the provisions of the Employees Restricted Stock Program, to establish, adopt and revise such rules and regulations relating to the Employees Restricted Stock Program as it may deem necessary or desirable for the administration of the Employees Restricted Stock Program. Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of the Employees Restricted Stock Program shall be conclusive and binding for all purposes and on all persons, including without limitation the Company, the stockholders of the Company, the Committee and each of the members thereof, the Board, officers and employees of the Company and the Employee-Participants and their respective successors in interest.

B. *Participation*

Employee-Participants shall be such key employees (including officers) of the Company and any present or future Subsidiary as the Committee, in its sole discretion, determines to be mainly responsible for the success and future growth and profitability of the Company and value to its stockholders and whom the Committee may designate from time to time to receive Awards under the Employees Restricted Stock Program. Awards may be granted under this Employees Restricted Stock Program to persons who have previously received Awards or other benefits under this or other plans of the Company.

The Committee shall, from time to time, make recommendations to the Board with respect to the selection of Employee-Participants and the Award or Awards to be granted to each Employee-Participant, and thereafter grant such Award or Awards upon the approval of a majority of the members of the Board who are present and voting upon such approval and who are Qualified Directors. In making its recommendations, the Committee may take into account the nature of the services rendered or expected to be rendered by the respective Employee-Participants, their present and potential contributions to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

C. *Maximum Number Of Shares Available*

The maximum number of shares which may be granted under the Employees Restricted Stock Program is five hundred thousand (500,000) shares, which may be authorized but unissued or treasury shares.

Any shares subject to Awards may thereafter be subject to new Awards under this Employees Restricted Stock Program if shares of Common Stock are issued under such Awards and are thereafter reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, including, without limitation, the forfeiture of shares subject to an Award prior to the lapse of restrictions.

If the Company shall at any time change the number of issued shares of Common Stock without new considerations to the Company (by stock dividends, stock splits or similar transactions), the total number of shares reserved for issuance under the Employees Restricted Stock Program shall be adjusted proportionately. Awards may also contain provisions for their continuation or for other equitable adjustments after changes in the Common Stock resulting from reorganization, sale, merger, consolidation or similar circumstances.

D. *Awards*

Awards may consist of grants of Restricted Shares to Employee-Participants as a bonus for service rendered to the Company without other payment therefor or for payment at less than Fair Market Value. In addition to the restrictions described in Paragraph E, any Award under the Employees Restricted Stock Program may be subject to such other provisions (whether or not applicable to an Award to any other Employee-Participant) as the Committee deems appropriate, including, without limitation, provisions for the forfeiture of and restrictions on the sale, resale or other disposition of shares acquired under any Award, provisions giving the Company the right to repurchase shares acquired under any Award, provisions to comply with federal and state securities laws, or understandings or conditions as to the Employee-Participant's employment in addition to those specifically provided for under the Employees Restricted Stock Program.

E. *Restrictions*

An Employee-Participant shall not have a right to retain any Restricted Shares granted under an Award unless and until such restrictions have by their terms lapsed. The lapsing of such restrictions is referred to herein as "Vesting," and the shares after Vesting has occurred are referred to herein as "Vested Shares." The restrictions which the Committee may place on the Awards include, without limitation, the Employee-Participant's continued employment with the Company for certain periods of time as determined by the Committee and the attainment of various performance goals by the Employee-Participant and/or the Company as specified by the Committee with respect to such Award. The Committee may, in its sole discretion, require different periods of employment or different performance goals with respect to different Employee-Participants, with respect to different Awards or with respect to separate, designated portions of an Award. The Committee may, in its sole discretion, terminate restrictions on shares issued pursuant to an Award prior to the time such restrictions otherwise would have lapsed. Any Restricted Shares granted under an Award which have not become Vested Shares on or before the termination date, if any, set forth in the Award Agreement shall permanently be forfeited, and shall thereafter become available for reissuance under the Plan.

F. *Enforcement Of Restrictions*

The Committee, in its sole discretion, may employ one or more methods of enforcing the restrictions referred to in Paragraphs E, G, H and J including, without limitation, the following:

1. placing a legend on the stock certificates referring to the restrictions,

2. requiring the Employee-Participant to keep stock certificates, duly endorsed, in the custody of the Company or its designated agent while the restrictions remain in effect,

3. not issuing certificates for Restricted Shares until the shares become Vested Shares, or

4. retaining a possessory lien in the Award Shares as provided in Paragraph J below.

G. *Privileges Of Employee Participant*

Restricted Shares shall constitute issued and outstanding shares of the Company for all corporate purposes, and the Employee-Participant shall have all voting and (subject to any Award restrictions) all dividend, liquidation and other rights with respect to Restricted Shares while the corresponding Award remains in effect, as if such Employee-Participant were a holder of record of unrestricted shares of Common Stock. Notwithstanding the foregoing, prior to the time at which a Restricted Share becomes a Vested Share, the Employee-Participant's right to assign or transfer such Restricted Share shall be subject to the limitations of Paragraph H. Certificates representing Restricted Shares shall bear a restrictive legend disclosing the restrictions, the existence of the Employees Restricted Stock Program and the existence of the applicable Award.

H. *Non-Transferability*

No right or interest of any Employee-Participant in any Award made pursuant to the Employees Restricted Stock Program shall, prior to the satisfaction of all restrictions applicable thereto, be assignable or transferable, in whole or in part, during the lifetime of the Employee-Participant, either voluntarily or involuntarily, or be made subject to any lien (except as provided in Paragraphs F and J), directly or indirectly, by operation of law or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of an Employee-Participant's death, his right and interest in any Award shall, to the extent provided in the Award, be transferable by testamentary will or the laws of descent and distribution, and the issuance of any shares subject to an Award shall be made to the Employee-Participant's legal representatives, heirs or legatees upon furnishing the Committee with evidence satisfactory to the Committee of such status.

I. *Withholding Taxes*

The Company is entitled to withhold and deduct or take such other action as delineated in Section VI.C.4.

J. *Lien On Shares*

The Company may, in its sole discretion, require that an Employee-Participant, as a condition to the receipt of an Award, grant to the Company a possessory lien on the Restricted Shares in order to secure retransfer of the shares into the name of the Company, and ensure adequate provision for any tax withholding obligations arising with respect to such Award, and to that end, may require that certificates evidencing Restricted Shares be deposited by the Employee-Participant with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit the transfer to the Company of all or any portion of the

12

Restricted Shares which are forfeited or required to be retained to satisfy the Employee-Participant's withholding obligations to the Company.

K. *Share Issuance And Transfer Restrictions*

1. *Share Issuance.* Notwithstanding any other provision of the Employees Restricted Stock Program or any Award Agreement entered into pursuant hereto, the Company shall not be required to issue or deliver any certificate for shares under this Employees Restricted Stock Program unless and until both of the following are satisfied:

   a. either:

   i. there shall be in effect with respect to such shares a registration statement under the Securities Act and any applicable state securities laws, if the Committee, in its sole discretion, shall have determined to file, cause to become effective and maintain the effectiveness of such registration statement, or

   ii. if the Committee has determined not to so register the shares, exemptions from registration under the Securities Act and applicable state securities laws shall be available for such issuance as determined by counsel for the Company, and there shall have been received from the Employee-Participant (or in the event of death or Disability, the Employee-Participant's heir(s) or legal representative(s)) any representations or agreements requested by the Company in order to permit such issuance to be made pursuant to such exemptions, and

   b. there shall have been obtained any other consent, approval or permit from any state or federal government agency which the Committee shall, in its sole discretion and upon the advice of counsel, deem necessary or advisable.

2. *Transfers of Vested Shares.* Vested Shares may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of (whether voluntarily or involuntarily) except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to exemptions from such registrations. The Company may condition the sale, assignment, transfer, pledge, encumbrance or other disposition of such shares not issued pursuant to an effective and current registration statement under the Securities Act and all applicable state securities laws, on the receipt from the party to whom the shares are to be so transferred of any representations or agreements requested by the Company in order to permit such transfer to be made.

3. *Legends.* Unless a registration under the Securities Act is in effect with respect to the issuance or transfer of Vested Shares, each certificate representing such shares will be endorsed with a legend in the form determined necessary by the Committee or its counsel.

L. *Acceleration On Change Of Control*

The Committee may provide, in its sole discretion, in one or more Awards, that notwithstanding the provisions of each Award which would result in a forfeiture as a result of the Employee-Participant's termination of employment with the Company prior to the Vesting of Restricted Shares, the Restricted Shares subject to such Award shall immediately become Vested Shares as a result of a Change of Control.

M. *Effective Date And Duration*

The Employees Restricted Stock Program shall continue in effect until it is terminated by action of the Board, but such termination shall not affect the then outstanding terms of any Award. No Award shall be granted more than ten (10) years after the date of adoption of the Employees Restricted Stock Option Program.

N. *Exclusivity*

Nothing contained in this Employees Restricted Stock Program is intended to amend, modify or rescind any previously approved compensation plans or programs adopted by the Company. The Employees Restricted Stock Program will be construed to be in addition to any and all such other plans or programs.

O. *Amendment And Termination*

The Board may amend the Employees Restricted Stock Program from time to time or terminate the Employees Restricted Stock Program at any time. The Employees Restricted Stock Program may not be materially amended without shareholder approval, although an increase in the number of shares for which an annual Restricted Share Award may be granted as provided in Article IV, Section B, shall not be deemed a material amendment requiring shareholder approval. In addition, the Company may amend the terms of any Award previously granted under this Employees Restricted Stock Program, prospectively or retroactively, although no action authorized by this Paragraph O shall impair the rights of any Employee-Participant without his consent.

V.   DIRECTORS RESTRICTED STOCK PROGRAM

A. *Administration*

The Directors Restricted Stock Program is a self-executing grant program which shall be administered by the Secretary of the Company. Subject to the express provisions of the Directors Restricted Stock Program, the Secretary shall have full and exclusive authority to interpret the Directors Restricted Stock Program, and to make such determinations deemed necessary or advisable in the implementation and administration of the Directors Restricted Stock Program; provided, however, that subject to the express provisions hereof or unless required by applicable law or regulation, no action of the Secretary shall adversely affect the terms and conditions of any Award made to, or any rights hereunder or under any Award Agreement of, any Director-Participant without such Director-Participant's consent.

B. *Participation*

All Directors who are not also full-time employees of the Company or a Subsidiary shall be Director-Participants in the Directors Restricted Stock Program and shall be awarded 500 Restricted Shares each year on the day following the annual shareholders meeting. In addition, each Director-Participant shall be awarded 1,000 Restricted Shares on the date immediately after such Director-Participant is first elected to the Board, and each Director-Participant on April 22, 2004, shall receive on April 22, 2004, a one-time Award of 1,000 Restricted Shares. The Board reserves the right to amend the Plan from time to time to change the number of Restricted Shares granted to the Directors, but in no event can the Committee (i) increase the annual grant to exceed two-thousand five hundred (2,500) shares per year or (ii) grant a combination of Restricted Shares and options pursuant to the Directors Stock Option Program, such that the sum of (x) four times the number of Restricted Shares awarded under the Directors Restricted Stock Program plus (y) the number of shares that may be purchased upon the exercise of options awarded under the Directors Stock Option Plan, exceeds 10,000 in one year to each Director-Participant.

C. *Maximum Number Of Shares Available*

The maximum number of shares which may be granted under the Directors Restricted Stock Program is seventy-five thousand (75,000) shares, which may be authorized but unissued or treasury shares.

Any shares subject to Awards may thereafter be subject to new Awards under this Directors Restricted Stock Program if shares of Common Stock are issued under such Awards and are thereafter reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, including, without limitation, the forfeiture of shares subject to an Award prior to the lapse of restrictions.

If the Company shall at any time change the number of issued shares of Common Stock without new consideration to the Company (by stock dividends, stock splits or similar transactions), the total number of shares reserved for issuance under the Directors Restricted Stock Program shall be adjusted proportionately. Awards may also contain provisions for their continuation or for other equitable adjustments after changes in the Common Stock resulting from reorganization, sale, merger, consolidation or similar circumstances.

D. *Awards*

Any Award under the Directors Restricted Stock Program will be evidenced by a written award agreement and may be subject to such provisions as the Committee deems appropriate, including, without limitation, provisions for the forfeiture of and restrictions on the sale, resale or other disposition of shares acquired under any Award, provisions giving the Company the right to repurchase shares acquired under any Award, provisions to comply with federal and state securities laws, or understandings or conditions as to the Director-Participant's service on the Board, in addition to those specifically provided for under the Directors Restricted Stock Program.

E. *Restrictions*

A Director-Participant shall not have a right to retain any Restricted Shares granted under an Award unless and until such restrictions have by their terms lapsed. The lapsing of such restrictions is referred to herein as "Vesting," and the shares after Vesting has occurred are referred to herein as "Vested Shares." The restrictions which the Committee may place on the Awards include, without limitation, the Director-Participant's continued service on the Board for certain periods of time as determined by the Committee and the attainment of various performance goals by the Company as specified by the Committee with respect to such Award. The Committee may, in its sole discretion, terminate restrictions on shares issued pursuant to an Award prior to the time such restrictions otherwise would have lapsed. Any Restricted Shares granted under an Award which have not become Vested Shares on or before the termination date, if any, set forth in the Award Agreement shall permanently be forfeited, and shall thereafter become available for reissuance under the Plan.

F. *Enforcement Of Restrictions*

The Committee, in its sole discretion, may employ one or more methods of enforcing the restrictions referred to in Paragraphs E, G, H and J including, without limitation, the following:

1. placing a legend on the stock certificates referring to the restrictions,

2. requiring the Director-Participant to keep stock certificates, duly endorsed, in the custody of the Company or its designated agent while the restrictions remain in effect,

3. not issuing certificates for Restricted Shares until the shares become Vested Shares, or

4. retaining a possessory lien in the Award Shares as provided in Paragraph J below.

G. *Privileges Of Director Participant*

Restricted Shares shall constitute issued and outstanding shares of the Company for all corporate purposes, and the Director-Participant shall have all voting and (subject to any Award restrictions) all dividend, liquidation and other rights with respect to Restricted Shares while the corresponding Award remains in effect, as if such Director-Participant were a holder of record of unrestricted shares of Common Stock. Notwithstanding the foregoing, prior to the time at which a Restricted Share becomes a Vested Share, the Employee-Participant's right to assign or transfer such Restricted Share shall be subject to the limitations of Paragraph H. Certificates representing Restricted Shares shall bear a restrictive legend disclosing the restrictions, the existence of the Directors Restricted Stock Program and the existence of the applicable Award.

H. *Non-Transferability*

No right or interest of any Director-Participant in any Award made pursuant to the Directors Restricted Stock Program shall, prior to the satisfaction of all restrictions applicable thereto, be assignable or transferable, in whole or in part, during the lifetime of the Director-Participant, either voluntarily or involuntarily, or be made subject to any lien (except as provided in Paragraphs F and J), directly or indirectly, by operation of law or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Director-Participant's death, his right and interest in any Award shall, to the extent provided in the Award, be transferable by testamentary will or the laws of descent and distribution, and the issuance of any shares subject to an Award shall be made to the Director-Participant's legal representatives, heirs or legatees upon furnishing the Committee with evidence satisfactory to the Committee of such status.

I. *Withholding Taxes*

The Company is entitled to withhold and deduct or take such other action as delineated in Section VI.C.4.

J. *Lien On Shares*

The Company may, in its sole discretion, require that a Director-Participant, as a condition to the receipt of an Award, grant to the Company a possessory lien on the Restricted Shares in order to secure retransfer of the shares into the name of the Company, and ensure adequate provision for any tax withholding obligations arising with respect to such Award, and to that end, may require that certificates evidencing Restricted Shares be deposited by the Director-Participant with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit the transfer to the Company of all or any portion of the Restricted Shares which are forfeited or required to be retained to satisfy the Director-Participant's withholding obligations to the Company.

K. *Share Issuance And Transfer Restrictions*

1. *Share Issuance.* Notwithstanding any other provision of the Directors Restricted Stock Program or any Award Agreement entered into pursuant hereto, the Company shall not be required to issue or deliver any

certificate for shares under this Directors Restricted Stock Program unless and until both of the following are satisfied:

    a. either:

        i.   there shall be in effect with respect to such shares a registration statement under the Securities Act and any applicable state securities laws, if the Committee, in its sole discretion, shall have determined to file, cause to become effective and maintain the effectiveness of such registration statement, or

        ii.   if the Committee has determined not to so register the shares, exemptions from registration under the Securities Act and applicable state securities laws shall be available for such issuance as determined by counsel for the Company, and there shall have been received from the Director-Participant (or in the event of death or Disability, the Director-Participant's heir (s) or legal representative(s)) any representations or agreements requested by the Company in order to permit such issuance to be made pursuant to such exemptions, and

    b.   there shall have been obtained any other consent, approval or permit from any state or federal government agency which the Committee shall, in its sole discretion and upon the advice of counsel, deem necessary or advisable.

2. *Transfers of Vested Shares.* Vested Shares may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of (whether voluntarily or involuntarily) except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to exemptions from such registrations. The Company may condition the sale, assignment, transfer, pledge, encumbrance or other disposition of such shares not issued pursuant to an effective and current registration statement under the Securities Act and all applicable state securities laws, on the receipt from the party to whom the shares are to be so transferred of any representations or agreements requested by the Company in order to permit such transfer to be made.

3. *Legends.* Unless a registration under the Securities Act is in effect with respect to the issuance or transfer of Vested Shares, each certificate representing such shares will be endorsed with a legend in the form determined necessary by the Committee or its counsel.

L.   *Acceleration On Change Of Control*

All Restricted Shares subject to Awards under the Directors Restricted Stock Program shall immediately become Vested Shares as a result of a Change of Control.

M.   *Effective Date And Duration*

The Directors Restricted Stock Program shall continue in effect until it is terminated by action of the Board, but such termination shall not affect the then outstanding terms of any Award. No Award shall be granted more than ten (10) years after the date of adoption of the Directors Restricted Stock Program.

N.   *Exclusivity*

Nothing contained in this Directors Restricted Stock Program is intended to amend, modify or rescind any previously approved compensation plans or programs adopted by the Company. The Directors Restricted Stock Program will be construed to be in addition to any and all such other plans or programs.

O. *Amendment And Termination*

The Board may amend the Directors Restricted Stock Program from time to time or terminate the Directors Restricted Stock Program at any time. The Directors Restricted Stock Program may not be materially amended without shareholder approval, although an increase in the number of shares for which an annual Restricted Share Award may be granted as provided in Article V, Section B, shall not be deemed a material amendment requiring shareholder approval. In addition, the Company may amend the terms of any Award previously granted under this Directors Restricted Stock Program, prospectively or retroactively, although no action authorized by this Paragraph O shall impair the rights of any Director-Participant without his consent.

VI.   GENERAL PROVISIONS

A.   *Government And Other Regulations*

The obligation of the Company to issue Awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any government agencies as may be required.

B.   *Other Compensation Plans And Programs*

The Plan shall not be deemed to preclude the implementation by the Company and its Subsidiaries of other compensation plans or programs which may be in effect from time to time.

C.   *Miscellaneous Provisions*

1.   *No Right to Continue Employment.* Nothing in the Plan or in any Award or Award Agreement confers upon any Employee-Participant the right to continue in the employ of the Company or its Subsidiaries or interferes with or restricts in any way the rights of the Company or its Subsidiaries to discharge any Employee-Participant at any time for any reason whatsoever, with or without cause.

2.   *Non-Transferability.* Except as provided herein, no right or interest of any Participant in any Award under the Plan shall be (a) assignable or transferable, except by will or the laws of descent and distribution, a valid beneficiary designation made in accordance with procedures established by the Committee, or as expressly stated herein, or (b) liable for, or subject to, any lien, obligation or liability. An ISO may be exercised only by the Participant during his lifetime, by his estate or by the person who acquires the right to exercise such option by bequest or inheritance.

The Board may, in its discretion, authorize all or a portion of the options to be granted to a Participant, and may also amend outstanding options to provide, that they include terms which permit transfer by such Participant to (i) the spouse, children or grandchildren of the Participant (the "Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, (iii) a partnership in which such Immediate Family Members are the only partners, (iv) a limited liability company in which such Immediate Family Members are the only members; provided that (x) there may be no consideration for any such transfer, (y) the stock option agreement pursuant to which such options are granted must be approved by the Board, and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred options shall be prohibited except those in accordance with the section(s) herein dealing with transfers by will or the laws of descent and distribution. Following transfer, any such options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for all purposes hereof, the term "Participant" shall be deemed to refer to the "Transferee." The events of termination of any

18

option will continue to be applied with respect to the original Participant, following which the options shall be exercisable by the transferee only to the extent (if at all), and for the periods specified in the Program or option agreement. The Participant in all such cases will remain subject to and liable for the withholding taxes due or payable upon exercise by the Transferee.

The Board may also, in its discretion, pursuant to the requirements and restrictions listed above, and except as listed in this paragraph, authorize all or a portion of the options to be granted to a Participant, to permit a non-conforming transfer, such as a sale to a family member or family corporation for estate planning purposes. Nothing herein or in any action by the Board shall be construed as an amendment to any option other than those expressly indicated by the action of the Board.

The Company shall not have any obligation to provide notice to the Transferee of the termination or acceleration of an option for any reason.

3. *Designation of Beneficiary.* A Participant, in accordance with procedures established by the Committee, may designate a person or persons to receive, in the event of the Participant's death, (a) any payments with respect to which the Participant would then be entitled, and (b) the right to continue to participate in the Plan to the extent of such Participant's outstanding Awards. Such designation shall be made upon forms supplied by and delivered to the Company and may be revoked in writing.

4. *Withholding Taxes.*

The Company's obligation to deliver shares of Common Stock or cash upon the exercise of stock options granted will be subject to the satisfaction of all applicable federal, state and local income tax and employment tax withholding requirements. The Committee (or plan administrator) may, in its discretion and in accordance with any applicable tax or securities laws (including the applicable safe-harbor provisions of Securities and Exchange Commission Rule 16b-3), provide any or all holders of a NQSOs (other than the automatic grants made pursuant to Directors Stock Option Program) or Restricted Shares that are not Vested Shares under the Plan, with the right to use shares of the Company's Common Stock in satisfaction of all or part of the federal, state and local income tax and employment tax liabilities incurred by such holders in connection with the exercise of their options or the Vesting of their Restricted Shares (the "Taxes"). Such right may be provided to any such option holder in either or both of the following formats:

(a) Stock Withholding: The holder of the NQSO or Restricted Shares may be provided with the election to have the Company withhold, from the shares of Common Stock otherwise issuable upon the exercise of such NQSO or the Vesting of such Restricted Shares, a portion of those shares with an aggregate fair market value not to exceed one hundred percent (100%) of the applicable Taxes.

(b) Stock Delivery: Provide the holder of the NQSO or the Restricted Shares with the election to deliver to the Company, at the time the NQSO is exercised or the Vesting of such Restricted Shares, one or more shares of Common Stock previously acquired by such individual (other than in connection with the option exercise or share Vesting triggering the Taxes) with an aggregate fair market value equal to the designated percentage (up to 100% as specified by the option holder) of the Taxes incurred in connection with such option exercise or share Vesting.

5. *Plan Expenses.* Any expenses of administering the Plan shall be borne by the Company.

6. *Construction of Plan.* The interpretation of the Plan and the application of any rules implemented hereunder shall be determined solely in accordance with the laws of the State of Ohio.

7.   *Unfunded Plan.* The Plan shall be unfunded, and the Company shall not be required to segregate any assets which may at any time be represented by Awards. Any liability of the Company to any person with respect to an Award under this Plan shall be based solely upon any obligations which may be created by this Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company.

8.   *Benefit Plan Computations.* Any benefits received or amounts paid to a Participant with respect to any Award granted under the Plan shall not have any effect on the level of benefits provided to or received by any Participant, or the Participant's estate or beneficiary, as part of any employee benefit plan (other than the Plan) of the Company.

9.   *Pronouns, Singular and Plural.* The masculine may be read as feminine, the singular as plural and the plural as singular as necessary to give effect to the Plan.

10. *Maximum Annual Grant.* In no event shall any one individual participating in the Plan, be granted stock options and/or Restricted Shares for more than one and one-half percent (1.5%) of the total outstanding shares of Common Stock of the Company, in the aggregate, per calendar year.

11. *Payment.* The exercise price will be payable in one of the alternative forms specified below:

(a) full payment in cash or check made payable to the Company's order; or

(b) full payment in shares of Common Stock held for the requisite period necessary to avoid a charge to the Company's reported earnings and valued at fair market value on the Exercise Date (as such term is defined below); or

(c) full payment in a combination of shares of Common Stock held for the requisite period necessary to avoid a charge to the Company's reported earnings and valued at Fair Market Value on the Exercise Date and cash or check payable to the Company's order; or

(d) full payment through a sale and remittance procedure pursuant to which the Participant will provide irrevocable written directives to a designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares and shall concurrently provide written instructions to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

For purposes of this subparagraph, the "Exercise Date" will be the date on which written notice of the option exercise is delivered to the Company. Except to the extent the sale and remittance procedure specified above is utilized for the exercise of the option, payment of the option price for the purchased shares must accompany the exercise notice.

D.   *Effective Date*

The Plan and amendments became effective on approval by shareholders of the Company. The Plan and all outstanding Awards shall remain in effect until all outstanding Awards have been exercised, expired or canceled.

ANNUAL MEETING OF SHAREHOLDERS OF

FIRSTMERIT CORPORATION

April 21, 2004

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

---

1. For the election of five Class I Directors

		NOMINEES:	
☐	**FOR ALL NOMINEES**	O	John R. Cochran
		O	Richard Colella
☐	**WITHHOLD AUTHORITY**	O	Philip A. Lloyd, II
☐	**FOR ALL NOMINEES**	O	Roger T. Read
☐	**FOR ALL EXCEPT** (See instructions below)	O	Richard N. Seaman

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here:

	FOR	AGAINST	ABSTAIN
2. For the amendment of the FirstMerit Corporation 2002 Stock Plan.	☐	☐	☐

3. Such other business which is properly brought before said meeting and any adjournments thereof.

THE DIRECTORS RECOMMEND APPROVAL OF THESE MATTERS

The undersigned acknowledges receipt from FirstMerit Corporation prior to the execution of this proxy of the Notice of Meeting and a Proxy Statement.

DO YOU HAVE ANY COMMENTS? Please use the comments box on the reverse side.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______________ Date: ________ Signature of Shareholder ______________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each When signing as executor, administrator, attorney, trustee or guardian, please give full holder should sign. title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

FIRSTMERIT CORPORATION

ANNUAL MEETING OF SHAREHOLDERS, APRIL 21, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FIRSTMERIT CORPORATION.

The undersigned hereby appoints FRANK H. HARVEY, JR. AND JAMES L. HILTON, and each of them, proxies with full power of substitution to vote on behalf of the Shareholders of FirstMerit Corporation on Wednesday, April 21, 2004, and any adjournment(s) and postponement(s) thereof, with all powers that the undersigned would possess if personally present, with respect to the proposal(s) set forth on the reverse side hereof. The affirmative vote of a majority of the shares represented at the meeting may authorize the adjournment of the meeting; provided, however, that no proxy which is voted against a proposal will be voted in favor of adjournment to solicit further proxies for such proposal.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE HEREOF, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED "FOR" ELECTION OF THE NOMINATED DIRECTORS AND "FOR" THE AMENDMENT OF THE FIRSTMERIT CORPORATION 2002 STOCK PLAN. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH PROPERLY COME BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

COMMENTS:

ANNUAL MEETING OF SHAREHOLDERS OF

FIRSTMERIT CORPORATION

April 21, 2004

PROXY VOTING INSTRUCTIONS

MAIL — Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE — Call toll-free **1-800-PROXIES** from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

COMPANY NUMBER

ACCOUNT NUMBER

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE INK BLUE OR BLACK IN AS SHOWN HERE ☒

1. For the election of five Class I Directors

NOMINEES:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

O John R. Cochran
O Richard Colella
O Philip A. Lloyd, II
O Roger T. Read
O Richard N. Seaman

☐ **FOR ALL EXCEPT** (See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. For the amendment of the FirstMerit Corporation 2002 Stock Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. Such other business which is properly brought before said meeting and any adjournments thereof.

THE DIRECTORS RECOMMEND APPROVAL OF THESE MATTERS

The undersigned acknowledges receipt from FirstMerit Corporation prior to the execution of this proxy of the Notice of Meeting and a Proxy Statement.

DO YOU HAVE ANY COMMENTS? Please use the comments box on the reverse side.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _____   Date: _____   Signature of Shareholder _____   Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF

FIRSTMERIT CORPORATION

April 21, 2004

**Please date, sign and mail
your proxy card in the
envelope provided as
soon as possible.**

⬇ Please detach along perforated line and mail in the envelope provided. ⬇

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE INK BLUE OR BLACK IN AS SHOWN HERE ☒

1. For the election of five Class I Directors

NOMINEES:

☐ **FOR ALL NOMINEES**
O John R. Cochran
O Richard Colella

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**
O Philip A. Lloyd, II
O Roger T. Read
O Richard N. Seaman

☐ **FOR ALL EXCEPT**
(See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. For the amendment of the FirstMerit Corporation 2002 Stock Plan.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. Such other business which is properly brought before said meeting and any adjournments thereof.

THE DIRECTORS RECOMMEND APPROVAL OF THESE MATTERS

The undersigned acknowledges receipt from FirstMerit Corporation prior to the execution of this proxy of the Notice of Meeting and a Proxy Statement.

DO YOU HAVE ANY COMMENTS? Please use the comments box on the reverse side.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.